SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JUNE 2006

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

I. Company Overview
1. Business Objectives
Business Objectives
1. Information and communication business
2. Handset sales and lease business
3. New media business
4. Advertisement business
5. Communication sales business
6. Personal property and real property lease business
7. Research and technology development related to Clause 1 through 4
8. Overseas business and trading business related to Clause 1 through 4
9. Manufacturing and distribution business related to Clause 1 through 4
10. Tourism
11. Other businesses related to the above

2. Company History
A. Company History
(1) Changes Since Incorporation
a)	Date of Incorporation
–	March 29, 1984 (date of shareholders’ meeting for the incorporation): Incorporated as Korea Mobile Communications Service Co., Ltd.
(Authorized capital: Won 500 million / Paid-in capital: Won 250 million)
b)	Location of the Headquarter
–	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

–	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

–	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

–	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

–	11 Eulji-ro 2-ga, Jung-gu, Seoul (December 13, 2004)
(2) Mergers
a)	Subject: Shinsegi Communication Co., Ltd.
–	Date: January 13, 2002

–	Registration: January 16, 2002
b)	Subject: SK IMT Co., Ltd.
–	Date: May 1, 2003

–	Registration: May 7, 2003

(3) Significant Business Events
(a)	Provision of Subsidy for Long-term Subscribers
     Pursuant to the Telecommunications Business Act, as amended, telecommunications service providers may provide a one-time subsidy to subscribers with contract terms of over 18 consecutive months within 2 years, beginning March 27, 2006. We have stated in our standard subscription contract the company’s obligation to notify the subscribers at least 30 days prior to the cancellation of the subsidy provision.
3. Total Number of Shares
A. Total number of shares

(As of March 31, 2006)				(Unit: shares)
	Share type
Classification	Common shares	—	Total	Note
I. Total number of issuable shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	7,002,235	—	7,002,235	—
1. Capital reduction	—	—	—	—
2. Share cancellation	7,002,235	—	7,002,235	—
3. Redeemed shares	—	—	—	—
4. Others	—	—	—	—
IV. Total number of shares (II-III)	82,276,711	—	82,276,711	—
V. Number of treasury shares	8,662,415	—	8,662,415	—
VI. Number of shares outstanding (IV-V)	73,614,296	—	73,614,296	—

B. Capital Stock and Price per Share

(As of March 31, 2006)								(Unit: Won, shares)
		Capital (total face value)			Price per share
		Capital amount in		Total amount of
		financial	Total number of	distributed	Par value per	Capital/	Capital/
		statements	issued shares	shares	share	Total number of issued shares	Number of distributed shares
Classification	Type	(A)	(IV of A.×B)	(VI of A.×B )	(B)	(A/ IV of A.)	(A/VI of A.)	Note
Registered	Common shares	44,639,473,000	41,138,355,500	36,807,148,000	500	542.6	606.4
Total		44,639,473,000	41,138,355,500	36,807,148,000	500	542.6	606.4
C. Acquisition and Disposition of Treasury Shares
(1) Status of Acquisition and Disposition of Treasury Shares

							(Unit: shares)
		Amount at the beginning of				Amount at the
Acquisition method	Type of share	period	Acquisition (+)	Disposition (–)	Retirement (–)	end of period	Note
Direct acquisition pursuant to Article 189-2 (1) of the relevant Act	Common Share	4,697,735	—	—	—	4,697,735	—
	Preferred share	—	—	—	—	—	—
Direct acquisition based on causes other than those stipulated in Article 189-2 (1) of the relevant Act	Common Share	77,970	—	—	—	77,970	—
	Preferred share	—	—	—	—	—	—

		Amount at the beginning of				Amount at the	(Unit: shares)
Acquisition method	Type of share	period	Acquisition (+)	Disposition (–)	Retirement (–)	end of period	Note
Sub-total	Common Share	4,775,705	—	—	—	4,775,705	—
	Preferred share	—	—	—	—	—	—
Indirect acquisition through trust and other agreements	Common share	3,886,710	—	—	—	3,886,710	—
	Preferred share	—	—	—	—	—	—
Total	Common share	8,662,415	—	—	—	8,662,415	—
	Preferred share	—	—	—	—	—	—

*	Of the 4,775,705 shares of treasury stocks directly acquired based on causes other than those provided in Article 189-2 (1) of the relevant Act, 1,777,173 shares were deposited in the Korea Securities Depository as of March 13, 2006 for the exchange of exchangeable bonds offered abroad.
D. Employee Stock Ownership Program
(1) Details of Transaction with the Employee Stock Ownership Program
a)	On August 23, 1999, our company lent Won 118.6 billion of purchase funds for the employee stock ownership to the Employee Stock Ownership Program, and the Employee Stock Ownership Program re-lent the amount to the employees of the company in accordance with the internal allotment standards.
–	Terms of the loan: 10-year installment repayment plan following a three-year grace period

–	The loan is deducted from wages for each individual to repay the Employee Stock Ownership Program, and is subsequently repaid to the company.
b)	Repayment amount during the first quarter of 2006: Won 2,611,849,150
–	Details of the loan repayment

(As of March 31, 2006)		(Unit: in thousand Won)
Classification	Amount	Note
Initial loan amount	118,577,755	Loaned on August 23, 1999 to 3,540 persons
Accumulated repayment amount	106,603,397	Including Won 2.61 billion repaid in the first quarter of 2006
Balance	11,974,358	Full repayment by June 2012
(2) Voting Rights of the Employee Stock Ownership Program
     The voting rights are exercised individually during a designated period of 7 days or longer by expressing the intention to exercise such right on the agenda at the meeting of shareholders through a proxy with a written power of attorney.
(3) Shareholdings of the Employee Stock Ownership Program

			(Unit: shares)
Account classification	Types of share	Balance at the beginning of period	Balance at the end of period
E.S.O.P. account	—	—	—
Member account	Common share	297,246	259,738
     As the relevant law requires an immediate transfer of the stocks directly purchased by the employees to the account of the individual purchasers, the company transfers and holds the employees’ stocks in separate individual accounts within the program once the number of shares for each individual member is determined.
5. Status of Voting Right

(As of March 31, 2006)			(Unit: shares)
Classification		Number of shares	Note
Total outstanding shares (A)	Common share	82,276,711	—
	Preferred share	—
Number of shares without voting right (B)	Common share	8,662,415	Treasury shares
	Preferred share	—
Shares with restricted voting right under the Stock Exchange Act and other laws (C)	Common share	7	Restriction under the Antitrust and Fair Trade Act: 7 shares (7 shares in SK Securities)
Shares with reestablished voting right (D)	—	—	—
The number of shares with exercisable voting right (E = A – B – C + D)	Common share	73,614,289	—
	Preferred share	—
6. Dividends and Others

	(Unit: in million Won except per share value)
	Year ended December 31,
Classification	2005	2004	2003
Par value per share	500	500	500
Current net income	1,871,380	1,494,852	1,942,750
Net income per share	25,421	20,307	25,876
Dividendable income	1,930,626	1,377,007	406,413
Total cash dividend	662,529	758,227	404,879
Total share dividend	—	—	—

		(Unit: in million Won except per share value)
		Year ended December 31,
Classification		2005	2004	2003
Propensity to cash dividend (%)		35.4	50.7	20.8
Cash dividend yield ratio (%)	Common share	4.9	5.2	2.8
	Preferred share	—	—	—
Share dividend yield ratio (%)	Common share	—	—	—
	Preferred share	—	—	—
Cash dividend per share	Common share	9,000	10,300	5,500
	Preferred share	—	—	—
Share dividend per share	Common share	—	—	—
	Preferred share	—	—	—

*	The total amount of cash dividend for the year ended December 31, 2005 includes the interim dividend amount of Won 73,614 million, and the cash dividend amount per share for the same period includes the interim dividend amount of Won 1,000 per share.

**	The cash dividend per share for the year ended December 31, 2004 includes the periodic dividend of Won 5,100 (including the interim dividend amount of Won 1,000) and special dividend of Won 5,200.

II. Business Summary
1. Business Summary
A. Industry Status
(1) Characteristics of Industry
     As of the end of March 2006, the number of domestic mobile phone subscribers reached 38.92 million and with a 79.7% penetration rate, the Korean mobile communication market can be considered to have reached its maturation stage. However, considering the number of European countries with penetration rates exceeding 90%, additional future growth of the domestic market may be possible.
     The Korean mobile communications market continues to improve with the help of advances in the network-related technology evidenced by the first commercialization of CDMA2000 1x, CDMA 1x EV-DO, and the development of highly advanced handsets that enables the provision of convergence services for multimedia contents, mobile commerce, telematics, satellite DMB, digital home services and other related contents.

(2) Industry Growth

							(Unit: 1,000 persons)
Classification		End of March 2006	End of 2005	End of 2004	End of 2003	End of 2002	End of 2001
Penetration rate (%)		79.7	79.4	75.9	70.1	67.9	60.9
	SK Telecom	19,733	19,530	18,783	18,313	17,220	11,867
Number of subscribers	Shinsegi Communication	—	—	—	—	—	3,312
	PCS	19,184	18,812	17,803	15,279	15,123	13,867

	Total	38,917	38,342	36,586	33,592	32,342	29,046

(Data: Ministry of Information and Communication website)
(3) Market Characteristics
     The Korean mobile communication market includes the entire population of Korea with the mobile communication service needs, and almost every Korean is considered a potential user. With the market penetration rate reaching as high as 79.7% (as of the end of March 2006), the customer base is continuing to expand to include elementary school and pre-school children. Although demand to date has primarily been on the domestic market, as the business territory expands to overseas market, the size of overseas sales is expected to grow in the near future. Seasonal and economic fluctuations have much less influence on the Korean mobile communication market compared to other industries.

B. Company Status
(1) Market Shares
Our Market Share

				(Unit: %)
Classification	End of March 2006	2005	2004	2003
Mobile phone	50.7	50.9	51.3	54.5
Market Share of Competitors

(As of March 31, 2006)			(Unit: %)
Classification	SK Telecom	KTF	LG Telecom
Market share as of December 31, 2005	50.7	32.2	17.1
(Data: Ministry of Information and Communication website)
(2) New Business Contents and Prospects
a)	Resolution for capital investment regarding Mobile Virtual Network Operator (MVNO) service in the U.S. (January 26, 2005)
–	Investment amount: US$220 million (From 2005 to 2007)

–	Investment method: Establishment of a joint venture with EarthLink which is one of the three major internet service providers in the U.S.

–	Service provided: MVNO (Mobile Virtual Network Operator)
•	Subscriber recruitment and service provision based on service facilities and fee plans

•	Combination of SK Telecom’s mobile communications business capabilities and data service technology with the local customer base, marketing infrastructure and brand power of EarthLink

•	Scheduled to provide additional services related with music, games and messaging for target customers

–	Recent business status
•	A new brand named “HELIO” launched in October 2005

•	Full scale business scheduled for initiation in May 2006.
b) Commercialization of the High Speed Downlink Packet Access (HSDPA) service in the first half of 2006
–	To facilitate service vitalization as part of our future growth strategy, more visual oriented products, such as video phones, will be developed while expanding the scope of global roaming services.

–	We plan to improve customer recognition toward HSDPA through early market dominance and upgraded market premium services focused on the early adopters and frequent users.
2. Major Products
A. Status of Major Products

(Unit: in million Won, %)
Business field	Sales type	Item	Major trademarks	Sales amount (ratio)
Information and communication	Services	Mobile phone	June, NATE and others	2,512,919 (98.92%)
		Others	Others	27,395(1.08%)

B. Price Trend of Major Product

					(Unit: Won)
Item		First Quarter of 2006	During 2005	During 2004	During 2003
Mobile phone (Based on standard call charge)	Basic fee (per month)	13,000	13,000	13,000	14,000
	Service fee (per 10 seconds)	20	20	20	20

*	The base fee for standard call charge for mobile phone service changed to Won 13,000 beginning September 1, 2004.

**	Caller ID service became free of charge beginning January 2006.
3. Investment Status
A. Investment in Progress

						(Unit: in 100 million Won)
		Investment				Amount already	Future
Business field	Classification	period	Subject of investment	Investment effect	Total investments	invested	investment	Note
Network
	Upgrade	2006	CDMA 1x, EV-DO, 95A/B	Capacity increase and quality improvement	2,600	142	2,458	—
	Upgrade	2006	WCDMA	Capacity increase and quality improvement	5,700	423	5,277	—
	Upgrade	2006	Network, and others	Network expansion	1,700	0	1,700	—
Common
	Upgrade	2006	System improvement	System Upgrade	4,550	166	4,384	—
	New installation	2006	Company building and general support	Improvement in work environment	1,450	107	1,343
	Total			—	16,000	838	15,162	—

*	Amount already invested is the amount expended in the quarter ended March 31, 2006.

B. Future Investment Plan

	Expected investment amount		Expected investment for each year			(Unit: in 100 million Won)
Business field	Asset type	Amount	2006	2007	2008	Investment effect	Note
Mobile phone business	Machinery, equipment and others	16,000	16,000	N/A	N/A	Upgrades to the existing services and provision of new services	—
	Total	16,000	16,000	N/A	N/A	—	—

*	The above future investment plan is based on estimates and may differ from the actual results due to changes in the business and managerial conditions.
4. Derivative Products and Others
A. Derivative Product Contracts Status
(1)	Purpose of Contract: Currency Exchange Risk Hedging

(2)	Contract Terms

a) Cross Currency Swap

(As of March 31, 2006)				(Unit: in million Won)
Contract amount	Contract party	Contract date	Proceeds payment method	Income/loss on valuation
US$ 125 million	Citibank	March 23, 2004	Exchange on the date immediately preceding the principal and interest payment date	(31,976)
US$ 125 million	Credit Suisse	March 23, 2004	Same as above	(32,702)
US$ 50 million	BNP Paribas	March 23, 2004	Same as above	(13,026)
Total: US$300 million	—	—	—	(77,704)

*	Income/loss on valuation was calculated using the cash flow hedge accounting and was appropriated for capital adjustment.
b) FX Swap

(As of March 31, 2006)				(Unit: in million Won)
Contract amount	Contract party	Contract date	Proceeds payment method	Income on valuation
US$100 million	Credit Suisse	May 27, 2004	Exchange before principal payment date	(18,542)

5. R&D Activities
A. R&D Costs

			(Unit: in thousand Won)
	Quarter ended
Category	March 31, 2006	2005	2004	Note
Raw material	15,352	234,889	255,320	—
Labor	13,027,400	35,191,759	36,026,539	—
Depreciation	32,217,737	121,335,301	122,097,858	—
Commissioned service	21,013,465	86,536,635	85,646,995	—
Others	6,370,229	41,730,732	39,951,341	—
Total R&D costs	72,644,182	285,029,316	283,978,053	—
Accounting
Sales and administrative expenses	69,871,938	273,223,885	272,290,385	—
Development expenses (Intangible assets)	2,772,244	11,805,431	11,687,668	—
R&D cost / Ratio of sales amount (Total R&D costs / Current sales amount×100)	2.86%	2.81%	2.93%	—

6. Other Matters Related with Investment Decisions
A. External Fund Procurement Summary

(Domestic procurement)				(Unit: in million Won)
Source of procurement	Beginning balance	New procurement	Reduction from repayment	Ending balance	Note
Bank	—	—	—	—	—
Insurance company	—	—	—	—	—
Merchant banking	—	—	—	—	—
Loan specialty financial company	—	—	—	—	—
Mutual savings bank	—	—	—	—	—
Other financial institutions	24,543	—	4,139	20,404	—
Total procurement from financial institutions	24,543	—	4,139	20,404	—
Corporate bond (public offering)	2,500,000	—	—	2,500,000	—
Corporate bond (private offering)	—	—	—	—	—
Paid-in capital increase (public offering)	—	—	—	—	—

(Domestic procurement)				(Unit: in million Won)
Source of procurement	Beginning balance	New procurement	Reduction from repayment	Ending balance	Note
Paid-in capital increase (private offering)	—	—	—	—	—
Asset – backed securitization (public offering)	—	—	—	—	—
Asset – backed securitization (private offering)	—	—	—	—	—
Others	—	—	—	—	—
Total procurement from capital market	2,500,000	—	—	2,500,000	—
Borrowings from shareholder, officer and affiliated company	—	—	—	—	—
Others	—	—	—	—	—
Total	2,524,543	—	4,139	2,520,404	—

(Overseas procurement)			Reduction in	(Unit: in million Won)
Procurement source	Beginning balance	New procurement	repayment and others	Ending balance	Note
Financial institutions	—	—	—	—	—
Overseas securities (Corporate bond)	303,900	—	—	292,770	Exchange rate adjustment
Overseas securities (shares and others)	385,885	—	—	385,885	—
Asset – backed securitization	—	—	—	—	—
Others	—	—	—	—	—
Total	689,785	—	—	678,655	—

B. Credit Ratings
(1) Corporate Bond

	Subject of		Credit rating entity	Evaluation
Credit rating date	valuation	Credit rating	(Credit rating range)	classification
March 12, 2004	Corporate bond	AAA	Korea Ratings	Current valuation
March 15, 2004	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Current valuation
April 23, 2004	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation
April 23, 2004	Corporate bond	AAA	Korea Ratings	Current valuation
December 6, 2004	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation
December 6, 2004	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Current valuation
March 11, 2005	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation
March 11, 2005	Corporate bond	AAA	Korea Ratings	Current valuation
March 14, 2005	Corporate bond	AAA	Korea Ratings	Regular valuation
June 14, 2005	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Regular valuation

* Rating definition: “AAA”	— The certainty of principal and interest payment is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.
(2) CP

	Subject of		Credit rating entity	Evaluation
Credit rating date	valuation	Credit rating	(Credit rating range)	classification
January 26, 2004	CP	A1	National Information on Credit Evaluation, Inc.	Regular valuation
June 8, 2004	CP	A1	National Information on Credit Evaluation, Inc.	Current valuation
June 11, 2004	CP	A1	Korea Ratings	Current valuation

	Subject of		Credit rating entity	Evaluation
Credit rating date	valuation	Credit rating	(Credit rating range)	classification
June 11, 2004	CP	A1	Korea Investors Service, Inc.	Current valuation
June 13, 2005	CP	A1	Korea Investors Service, Inc.	Current valuation
June 14, 2005	CP	A1	National Information on Credit Evaluation, Inc.	Current valuation
June 16, 2005	CP	A1	Korea Ratings	Current valuation

* Rating definition: “A1”	— Timely repayment capability is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.
(3) International Credit Ratings

		Credit rating	Credit rating company
Date of credit rating	Subject of valuation	of securities	(Credit rating range)	Evaluation type
June 14, 2005	Issuer Rating	A	Fitch (England)	Regular valuation
July 14, 2005	Global Bonds	A2	Moody’s (U.S.A.)	Regular valuation
July 14, 2005	Exchangeable Bonds	A2	Moody’s (U.S.A.)	Regular valuation
July 27, 2005	Global Bonds	A	S&P (U.S.A.)	Regular valuation
July 27, 2005	Exchangeable Bonds	A	S&P (U.S.A.)	Regular valuation

III. Financial Information
1. Summary Financial Statements

				(Unit: in million Won)
	Quarter ended	Year ended December 31,
Classification	March 31, 2006	2005	2004	2003	2002
Current assets	4,011,460	4,172,485	3,854,345	3,460,706	2,746,991
- Quick assets	4,007,002	4,166,500	3,843,384	3,452,682	2,736,273
- Inventory	4,458	5,985	10,961	8,024	10,718
Fixed assets	10,374,750	10,349,191	10,166,360	9,915,253	9,974,227

				(Unit: in million Won)
	Quarter ended	Year ended December 31,
Classification	March 31, 2006	2005	2004	2003	2002
- Investments	2,666,775	2,366,760	2,112,488	1,763,359	3,132,330
- Tangible assets	4,399,170	4,595,884	4,605,253	4,551,626	4,451,548
- Intangible assets	3,308,805	3,386,547	3,448,619	3,600,268	2,390,350
Total assets	14,386,210	14,521,676	14,020,705	13,375,959	12,721,218
Current liabilities	2,849,856	2,747,268	2,859,711	4,231,974	4,015,859
Fixed liabilities	3,416,074	3,516,528	4,033,902	3,202,147	3,168,412
Total liabilities	6,265,930	6,263,796	6,893,613	7,434,121	7,184,271
Capital	44,639	44,639	44,639	44,639	44,576
Capital surplus	2,966,198	2,966,198	2,983,166	2,915,964	2,884,385
- Surplus from share issuance	2,915,887	2,915,887	2,915,887	2,915,964	2,884,385
- Other capital surplus	50,311	50,311	67,279	—	—
Income surplus	7,018,106	7,269,861	6,156,708	5,140,349	4,897,099
Capital adjustment	(1,908,663)	(2,022,817)	(2,057,422)	(2,159,114)	(2,289,112)
Total capital	8,120,280	8,257,881	7,127,091	5,941,838	5,536,948
Sales	2,540,314	10,161,129	9,703,681	9,520,244	8,634,049
Operation income	667,861	2,653,570	2,359,581	3,080,660	2,683,676
Ordinary income	478,318	2,554,613	2,115,778	2,714,194	2,179,993
Current net income	337,160	1,871,380	1,494,852	1,942,750	1,511,278

*	See the attached audit report

IV. Auditor’s Opinion
1. Auditor’s Opinion and Others
A. Auditor

Quarter ended March 31, 2006	Quarter ended March 31, 2005	2005	2004
Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Hana Anjin LLC

B. Audit Opinion

Term	Auditor’s opinion	Remark
Quarter ended March 31, 2006	Appropriate	—
Quarter ended March 31, 2005	Appropriate	—
Year ended December 31, 2005	Appropriate	—
Year ended December 31, 2004	Appropriate	—
2. Remuneration for Independent non-executive Auditors for the Past Three Fiscal Years
A. Audit Contracts

				(Unit: in thousand Won)
Term	Auditors	Contents	Fee	Total hours
Quarter ended March 31, 2006	Deloitte Anjin LLC	Semi-annual review	Not available	Not available
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit

Year ended December 31, 2005	Deloitte Anjin LLC	Semi-annual review	447,000	5,177
		Quarterly review
		Non-consolidated financial statements audit

				(Unit: in thousand Won)
Term	Auditors	Contents	Fee	Total hours
		Consolidated financial statements audit

Year ended December 31, 2004	Deloitte Hana Anjin LLC	Semi-annual review	360,000	4,808
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
B. Non-Audit Services Contract with External Auditors

(Unit: in thousand Won)
Term	Contract date	Service provided	Service period	Fee	Note
Quarter ended March 31, 2006	March 31, 2006	Tax adjustment for the year ended December 31, 2005	5 days	29,590	—

Year ended December 31, 2005	February 4, 2005	Advisory service regarding the set up of the internal control	9 days	46,080
	March 30, 2005	- Form 20-F for the year ended December 31, 2003
		- Response to the U.S. S.E.C. comments regarding the Form 6-K including the U.S. GAAP consolidated financial statements for the six months ended June 30, 2004	10 days	20,200

	March 31, 2005	Tax adjustment for the year ended December 31, 2004	7 days	24,920

	April 15, 2005	Tax consulting	3 days	5,000

(Unit: in thousand Won)
Term	Contract date	Service provided	Service period	Fee	Note
	April 29, 2005	Tax consulting	7 days	19,000

	June 1, 2005	2004 English audit	20 days	86,000

	July 18, 2005	Tax consulting	5 days	13,500

	December 31, 2005	Tax consulting	All year (100 hours)	10,000

Year ended December 31, 2004	March 2, 2004	Consulting on the issuance of overseas unsecured debenture	17 days	49,500

	March 30, 2004	Tax adjustment for the year ended December 31, 2003	5 days	22,650

	April 1, 2004	Financial due diligence	6 days	6,100

	April 10, 2004	Thailand tax consulting	4 days	12,000

	April 14, 2004	Consulting on issuance of overseas exchangeable bond	15 days	48,800

	May 10, 2004	Indonesia tax consulting	4 days	9,600

	September 30, 2004	U.S. GAAP Consolidated Audit (yearly basis)	20 days	86,000

	September 30, 2004	U.S. GAAP Consolidated Audit (Semi-annual basis)	30 days	114,000

	October 15, 2004	Consulting on internal control recommendations	50 days	171,000

V. Management Structure and Status Relating to Affiliated Companies
1. Summary of Management Structure
A. Board of Directors
(1) Authorities of the Board of Directors
a)	Resolution of the board of directors regarding Article 7
-	Convocation of shareholders’ meeting and submission of agenda

-	Prior approval of the financial statements

-	Decisions on the issuance of new shares

-	Long-term borrowings, issuance of corporate bonds and redemptions

-	Capital transfer of reserves

-	Election of CEO and representatives

-	Appointment of executive directors

-	Establishment, transfer or closure of branches

-	Enactment of and revision to rules for the Board of Directors

-	Annual business plan and budgeting

-	Approval of investments exceeding Won 15 billion

-	Planned budget increases and changes for investments exceeding Won 15 billion

-	Diversification into new businesses

-	Investments and joint ventures exceeding Won 15 billion (excluding the matters subject to prior approval by Independent non-executive directors)

-	Establishment of subsidiaries

-	Guarantees exceeding Won 15 billion (excluding the matters subject to prior approval by Independent non-executive directors)

-	Transactions exceeding the lesser of amount equivalent to 10% of capital or Won 10 billion undertaken with interested parties

-	Material changes in accordance with the Anti-trust Law and Fair Trade Act among disclosed information

-	Enactment of and amendment to the Internal Trading Procedure

-	Other matters considered necessary by the Board of Directors and those requiring Board of Directors’ approval under relevant laws
b)	Reporting items: Article 7.2 of the regulations of the Board of Directors
-	The representative director must report the following within two months after the date of occurrence to the Board of Directors
•	Results for the six months ended June 30 of each year

•	Execution of investments between Won 5 billion and Won 15 billion

•	New investments and joint ventures under Won 15 billion

•	Acquisition of non-operational fixed assets

•	Disposition of fixed assets under Won 15 billion

•	Matters related to guarantees of over Won 15 billion

•	Internal trading not subject to approval by the Board of Directors

•	Matters delegated to the representative director that are requested by the Board of Directors for reporting
(2)	Publication of Candidate Information Prior to the Shareholders’ Meeting for the Election of Directors and Shareholders’ Nomination
a)	On February 16, 2006, through the convocation of the shareholders’ meeting, information on candidates Kim Yong Woon and Lim Hyun Jin was publicized.

b)	There was no nomination by the shareholders
(3)	Major Activities of the Board of Directors

Meeting	Date	Agenda		Approval	Note
264th (the first meeting of 2006)	January 23, 2006	-	Financial statements for the year ended December 31, 2005	Approved as proposed	—
		-	Annual business report for the year ended December 31, 2005	Approved as proposed
		-	Organization of Nomination Committee for Independent non-executive Directors	Approved as proposed
		-	Amendment of regulation for the Remuneration Review Committee	Amendment to be proposed to the Board of Directors in April, 2006

265th (the second meeting of 2006)	February 14, 2006	-	Convocation of the 22nd General Meeting of Shareholders	Approved as proposed	—

266th (the third meeting of 2006)	March 31, 2006	-	Election of committee members	Approved as proposed	—

Meeting	Date		Agenda	Approval	Note
267th (the fourth meeting of 2006)	April 26, 2006	-	Amendment of regulation for the Remuneration Review Committee	Approved after amendment	—
		-	Election of committee member for the Remuneration Review Committee	Approved as proposed
		-	Establishment of the Service & Technology Center(STC)	Approved as proposed
		-	Exercise of the iHQ call option	Approved as proposed
(4)	Committee Structure and Activities of the Board of Directors
a)	Independent non-executive Director Nomination Committee
-	Organization

(As of March 10, 2006)
Members
Persons	Company Directors	Independent non-executive Directors
4	Jung Nam Cho, Sung Min Ha	Jae Seung Yoon and Sang Jin Lee

-	Activities

Meeting	Date	Number of Attendees	Details
7th Meeting (the first meeting of 2006)	February 14, 2006	3 persons/4 persons	- Election of the Chairman: Jung Nam Cho
- 22nd General Meeting of Shareholders: Nomination of Independent non-executive director candidates
- Yong Woon Kim, Hyun Jin Lim

*	The Nomination Committee for Independent non-executive Directors is a committee established under the provisions of the Articles of Incorporation.
b)	Remuneration Review Committee
-	Organization

(As of April 26, 2006)
Members
Number of Persons	Company Directors	Independent non-executive Directors
8 persons	—	Dae Sik Kim, Yong Woon Kim, Sang Gu Nam, Dae Kyu Byun, Seung Taik Yang, Jae Seung Yoon, Sang Jin Lee, Hyun Jin Lim

*	Director Sang Gu Nam resigned on May 12, 2006 (date of relevant disclosure: May 12, 2006)

- Activities

Meeting	Date	Number of Attendees	Details
—	—	—	—

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.
c) Investment Review Committee
- Organization

(As of March 31, 2006)

Persons	Members
	Company Directors	Independent non-executive Directors
5 persons	Lee Bang Hyung	Byon Dae Kyu, Yang Seung Taek, Yoon Jae Seung, Lee Sang Jin

- Activities

Meeting	Date	Number of Attendees	Details
The first meeting of 2006	February 13, 2005	4 persons/5 persons	- Additional report on the investment plan for 2006

The second meeting of 2006	April 25, 2005	4 persons/5 persons	- Establishment of the Service & Technology Center(STC)
- Exercise of the iHQ call option

The third meeting of 2006	April 26, 2005	4 persons/5 persons	- Election of chairman
- Approval plans for the investment in the contents business and the restrictions thereof

*	The Investment Review Committee is a committee established by the resolution of the Board of Directors.
d) Global Business Committee
- Organization

(As of March 31, 2006)

Persons	Members
	Company Directors	Independent non-executive Directors
4 persons	Ha Sung Min	Kim Dae Sik, Byon Dae Kyu, Lee Sang Jin

- Activities

Meeting	Date	Number of Attendees	Details
—	—	—	—

*	The Global Business Committee is a committee established by the resolution of the Board of Directors.
     e) Audit Committee: See “B. Audit System”
      * The Audit Committee is a committee established under the provisions of the Articles of Incorporation.
B. Audit System
(1) Establishment and Organization of the Audit Committee
a)	The Audit Committee is organized with more than three directors. However, Independent non-executive directors must account for 2/3 or more, and the members are elected by the resolution of the Board of Directors each year.

b)	The Audit Committee is convened when deemed necessary by the chairman or is requested by two or more of the committee members.

c)	The quorum for resolution is majority attendance with majority consent from the attending members.
(2) Authority of the Audit Committee

     Authority to inquire on the subsidiary companies, right to investigate the business and asset conditions, and right to request for the business report from the Audit Committee pursuant to the Audit Committee Regulations
(3) Members of the Audit Committee
     Audit Committee Members are directors Kim Dae Sik, Kim Yong Woon and Im Hyun Jin.
     * Director Nam Sang Gu resigned on May 12, 2006 (relevant disclosure on May 12, 2006)
(4) Major Activities of the Audit Committee

Meeting	Date	Agenda	Approval	Note
The first meeting of 2006	January 20, 2006	- Report on operational status of the internal accounting management system	—	—
		- Audit report for the year ended December 31, 2005	Approved as proposed	—

The second meeting of 2006	February 13, 2006	- Evaluation of the internal accounting management system	Approved as proposed

The third meeting of 2006	February 27, 2006	- Auditor’s opinion on the internal audit system	Approved as proposed	—
		- Management audit schedule for 2006	—
		- Proposal for the election of outside auditor for 2006-2008 period	—

The fourth meeting of 2006	March 8, 2006	- Election of outside auditor for 2006-2008 period	Approved as proposed	—

The fifth meeting of 2006	April 25, 2006	- Election of chairman	Approved as proposed	—
		- Remuneration for outside auditor	Approved as proposed
		- Collective re-approval of outside auditor’s service schedule for 2006	Approved as proposed
		- Management report	—

C.	Exercise of Voting Right by the Shareholders

(1)	Use of the Cumulative Voting System
a)	Pursuant to the Articles of Incorporation, the cumulative voting system was first introduced in the General Meeting of Shareholders in 2003.

b)	Articles of Incorporation
–	Article 32 (3) (Election of Directors): Cumulative voting under Article 382-2 of the Commercial Law will not be applied for the election of directors.

–
Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation): Article 32 (3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general shareholders’ meeting of 2003.

D. Remuneration for Officers and Others
(1) Remuneration for Directors (including Independent non-executive Directors) and Members of the Audit Committee

		Total approval by the		(Unit: in million Won)
		Meeting of	Average payment per
Classification	Total payment	Shareholders	person	Note
Company directors (4 persons)	3,027	12,000	757	—
Independent non-executive directors (8 persons)	137		17	Including members of the Audit Committee (4 persons)

(2) Granting and Exercise of Stock Options

(As of March 31, 2006)	(Unit: in thousand Won, shares)

Granted persons	Relationship	Grant date	Grant method	Type of stocks	Fluctuation volume			Amount not		Exercise	Final
					Granted	Exercise	Cancel	exercised	Exercise period	price	price
Cho Jung Nam	Registered officer	March 8, 2002	Distribution of treasury or new shares	Common stock	6,150	—	—	6,150	Within two years following the third year after the date of grant (March 8, 2002)	267	231.5
Kim Young Jin	—	March 8, 2002	”	Common stock	790	—	—	790	”	”	”
Kim Sin Bae	Registered officer	March 8, 2002	”	Common stock	1,650	—	—	1,650	”	”	”
Ha Sung Min	Registered officer	March 8, 2002	”	Common stock	690	—	—	690	”	”	”
Lee Sang Jin	Registered officer	March 8, 2002	”	Common stock	1,000	—	—	1,000	”	”	”
Kim Dae Sik	Registered officer	March 8, 2002	”	Common stock	1,000	—	—	1,000	”	”	”
Nam Sang Ku	Registered officer	March 8, 2002	”	Common stock	1,000	—	—	1,000	”	”	”
Sung Ki Jung	—	March 8, 2002	”	Common stock	1,000	—	—	1,000	”	”	”
Byon Dae Kyu	Registered officer	March 8, 2002	”	Common stock	1,000	—	—	1,000	”	”	”
Yoon Jae Seung	Registered officer	March 8, 2002	”	Common stock	1,000	—	—	1,000	”	”	”
Lee Bang Hyung	Registered officer	March 8, 2002	”	Common stock	1,620	—	—	1,620	”	”	”
Kim Dae Ki and 58 others	—	March 8, 2002	”	Common stock	48,830	—	—	48,830	”	”	”
Sub-total	—	—	—	—	65,730	—	—	65,730	—	—	—
Total	—	—	—	—	65,730	—	—	65,730	—	—	—

*	The stock options granted on March 8, 2002, may be exercised between March 8, 2005 and March 7, 2007.

**	The final price was calculated as of May 12, 2006.

***	Although the total grant amount in or after 2001 is 109,550 shares, the remaining number of options after deducting the number of options with expired exercise date is 65,730 shares.

2. Affiliated Companies
(1) Summary of Corporate Group
-	Name: SK Group

(2) Capital Investments between Affiliated Companies

(As of April 30, 2006)	* Based on common shares

	Invested companies
Investing company	SK Corporation	SK Networks	SK Telecom	SK Chemicals	SKC	SK E&C	SK Shipping	SK Securities
SK Corporation		40.95%	21.47%		46.22%		72.13%
SK Networks			1.32%			0.02%	17.71%	22.71%
SK Telecom
SK Chemicals	0.83%					39.40%
SKC				6.20%			10.16%	12.41%
SK E&C
SK Shipping						30.94%
SK Securities
Walkerhill						2.38%
SK Gas
SK C&C	11.16%
Daehan City Gas
SK Telink
Busan City Gas
SK Capital
SK E&S
Jeonnam City Gas
Gangwon City Gas
WiderThan
Total affiliated companies	11.99%	40.95%	22.79%	6.20%	46.22%	72.75%	100.00%	35.12%

	Invested companies
Investing companies	Walkerhill	SK E&S	SK Gas	SK C&C	DOPCO	Cheongju Gas	Gumi Gas	Pohang Gas
SK Corporation		51.00%			32.38%
SK Networks	9.68%			15.00%	4.61%
SK Telecom				30.00%
SK Chemicals	0.25%
SKC	7.50%
SK E&C
SK Shipping
SK Securities
Walkerhill
SK Gas
SK C&C
Daehan City Gas
SK Telink
Busan City Gas
SK Capital
SK E&S			45.53%			100.00%	100.00%	100.00%
Jeonnam City Gas
Gangwon City Gas
WiderThan
Total affiliated companies	17.43%	51.00%	45.53%	45.00%	36.99%	100.00%	100.00%	100.00%

	Invested companies
Investing companies	Daehan City Gas	Daehan Engineering	SK Sci-tech	SK Capital	K-Power	SK NJC	SK Telink	Busan City Gas
SK Corporation					65.00%
SK Networks
SK Telecom				100.00%			90.77%
SK Chemicals			50.00%			60.00%
SKC
SK E&C
SK Shipping
SK Securities
Walkerhill
SK Gas
SK C&C
Daehan City Gas		100.00%						7.84%
SK Telink
Busan City Gas
SK Capital
SK E&S	40.00%							40.00%
Jeonnam City Gas
Gangwon City Gas
WiderThan
Total affiliated companies	40.00%	100.00%	50.00%	100.00%	65.00%	60.00%	90.77%	47.84%

	Invested companies
Investing companies	Stellar Shipping	Jeonnam City Gas	Gangwon City Gas	Iksan City Gas	Iksan Energy	OK Cashbag Service	Chungnam	SK
							City Gas	Wyverns
SK Corporation						89.18%
SK Networks
SK Telecom						3.86%		99.99%
SK Chemicals
SKC
SK E&C
SK Shipping	80.82%
SK Securities
Walkerhill
SK Gas
SK C&C
Daehan City Gas
SK Telink
Busan City Gas
SK Capital
SK E&S		100.00%	86.50%	51.00%	86.84%		100.00%
Jeonnam City Gas			13.50%		13.16%
Gangwon City Gas				49.00%
WiderThan
Total affiliated companies	80.82%	100.00%	100.00%	100.00%	100.00%	93.04%	100.00%	99.99%

	Invested companies
Investing companies	Infosec	MRO Korea	WiderThan	SK Communications	SK Telesys	Innoace	Jungjiwon	AirCROSS
SK Corporation
SK Networks		51.00%
SK Telecom			10.10%	91.12%		14.25%		38.10%

	Invested companies
Investing companies	Infosec	MRO Korea	WiderThan	SK Communications	SK Telesys	Innoace	Jungjiwon	AirCROSS
SK Chemicals
SKC	20.63%				77.13%
SK E&C							18.00%
SK Shipping
SK Securities
Walkerhill
SK Gas
SK C&C	48.14%
Daehan City Gas
SK Telink				1.25%
Busan City Gas
SK Capital
SK E&S
Jeonnam City Gas
Gangwon City Gas
WiderThan						7.50%		42.86%
Total affiliated companies	68.77%	51.00%	10.10%	92.37%	77.13%	21.75%	18.00%	80.95%

	Invested companies
Investing companies	Encar network	Global C&I	Oil chain	Dongshin Pharmaceutical	Paxnet	TU Media	SK Utis	SK CTA
SK Corporation	50.00%		50.00%					50.00%
SK Networks
SK Telecom		50.00%			67.10%	29.58%
SK Chemicals				40.14%			60.00%

	Invested companies
Investing companies	Encar network	Global C&I	Oil chain	Dongshin Pharmaceutical	Paxnet	TU Media	SK Utis	SK CTA
SKC
SK E&C
SK Shipping
SK Securities		40.00%
Walkerhill
SK Gas
SK C&C
Daehan City Gas
SK Telink
Busan City Gas
SK Capital
SK E&S
Jeonnam City Gas
Gangwon City Gas
WiderThan
Total affiliated companies	50.00%	90.00%	50.00%	40.14%	67.10%	29.58%	60.00%	50.00%

	Invested companies
Investing companies	Seoul Records	In2Gen	Independence	SK Mobile Energy	SK Petrochemical	SKC Media	SK Incheon Oil
SK Corporation				88.34%			90.63%
SK Networks
SK Telecom	60.00%
SK Chemicals		45.03%			100.00%

	Invested companies
Investing companies	Seoul Records	In2Gen	Independence	SK Mobile Energy	SK Petrochemical	SKC Media	SK Incheon Oil
SKC				11.66%		100.00%
SK E&C
SK Shipping
SK Securities
Walkerhill
SK Gas
SK C&C			67.78%
Daehan City Gas
SK Telink
Busan City Gas
SK Capital
SK E&S
Jeonnam City Gas
Gangwon City Gas
WiderThan
Total affiliated companies	60.00%	45.03%	67.78%	100.00%	100.00%	100.00%	90.63%

VI. Shares
1. Distribution of Shares
A. Shareholdings of Major Shareholders and other Interested Parties

(As of December 31, 2005)	(Unit: share, %)

			Number of stocks owned (equity rate)
			Beginning		Increase	Decrease	Ending
				Ownership	Number of	Number of		Ownership	Cause of
Name	Relationship	Types of stock	Number of stocks	ratio	stocks	stocks	Number of stocks	ratio	change
SK Corporation	The company	Common stock	17,663,127	21.47	—	—	17,663,127	21.47	—
SK Networks	Affiliated company	Common stock	1,085,325	1.32	—	—	1,085,325	1.32	—
Tae Won Choi	Officer of affiliated company	Common stock	100	0.00	—	—	100	0.00	—
Shin Won Choi	Officer of affiliated company	Common stock	700	0.00	—	—	700	0.00	—
Shin Bae Kim	Director	Common stock	1,270	0.00	—	—	1,270	0.00	—
Dae Kyu Byun	Director	Common stock	50	0.00	—	—	50	0.00	—
Jae Seung Yoon	Director	Common stock	200	0.00	—	—	200	0.00	—
Bang Hyung Lee	Director	Common stock	1,630	0.00	—	—	1,630	0.00	—
Sung Min Ha	Director	Common stock	738	0.00	—	—	738	0.00	—
		Common stock	18,753,140	22.79	—	—	18,753,140	22.79
	Total	Preferred stock	0	0	—	—	0	0	—
		Total	18,753,140	22.79	—	—	18,753,140	22.79

Largest shareholder:	SK Corporation	Number of interested parties: 8 persons

B. Shareholders with More than 5% Shareholding

(As of December 31, 2005)	(Unit: share, %)

		Common share		Preferred share		Sub-total
			Ownership		Ownership		Ownership
Rank	Name (title)	Number of shares	ratio	Number of shares	ratio	Number of shares	ratio
1	Citibank ADR	22,491,046	27.33	—	—	22,491,046	27.33
2	SK Corporation	17,663,127	21.47	—	—	17,663,127	21.47
3	SK Telecom	8,662,415	10.53	—	—	8,662,415	10.53
	Total	48,816,588	59.33	—	—	48,816,588	59.33

C. Shareholder Distribution

(As of December 31, 2005)

Classification	Number of shareholders	Ratio (%)	Number of shares	Ratio (%)	Note
Total minority shareholders	26,580	99.96	28,963,106	35.20	—
Minority shareholders (corporate)	772	2.90	9,339,432	11.35	—
Minority shareholders (individual)	25,808	97.06	19,623,674	23.85	—
Largest shareholder	1	0.00	17,663,127	21.47	—
Major shareholders	—	—	—	—	—
Other shareholders	8	0.03	35,650,478	43.32	—
Other shareholders (corporate)	6	0.02	11,700,945	14.22	—
Other shareholders (individual)	2	0.00	23,949,533	29.10	—
Total	26,589	100.00	82,276,711	100.00	—
2. Share Price and Trading Volume in the Last Six Months

A. Domestic Securities Market

						(Unit: Won, shares)
Types	March 2006	February 2006	January 2006	December 2005	November 2005	October 2005
Common share
Highest	203,000	204,500	192,000	200,500	194,500	209,500
Lowest	187,500	189,500	176,000	179,000	181,500	180,500
Monthly transaction volume	2,507,645	4,021,495	4,652,817	8,094,247	4,029,378	3,598,020
B. Overseas Securities Market

New York Stock Exchange						(Unit: US$, ADR)
Types	March 2006	February 2006	January 2006	December 2005	November 2005	October 2005
Depository receipt
Highest	24.56	24.51	23.23	21.61	21.13	21.95
Lowest	23.00	23.06	20.62	20.11	19.83	19.74
Monthly transaction volume	15,785,705	20,828,294	22,460,800	15,620,598	22,128,744	28,738,600

VII. Employees
1. Employees Status

(As of March 31, 2006)							(Unit: persons, in million Won)
	Number of employees					Total quarterly
Classification	Office managerial positions	Production positions	Others	Total	Average service year	wage	Average wage per person	Note
Male	3,777	—	—	3,777	8.74	56,024	15	—
Female	620	—	—	620	7.63	7,189	12	—
Total	4,397	—	—	4,397	8.58	63,213	14	—

VIII. Transactions with Interested Parties
1. Transactions with the Largest Shareholder
A. Provisional Payment and Loans (including loans on marketable securities)

							(Unit: in million Won)
			Change details
Name (Corporate name)	Relationship	Account category	Beginning	Increase	Decrease	Ending	Accrued interest	Note
SK Wyverns	Affiliated company	Long-term and short-term loans	5,857	—	575	5,282	117	—

B. Equity Investments

						(Unit: in million Won)
		Details
Name (Corporate name)	Relationship	Types of Investment	Beginning	Increase	Decrease	Ending	Note
SLD Telecom, Pte. Ltd.	Affiliated company	Common share	93,987	97,285	—	191,272	—
SKT U.S.A. Holdings	Affiliated company	Common share	123,214	38,280	—	161,494	—
SK Mobile	Affiliated company	Common share	—	10,322	—	10,322	—
	Total		217,201	145,887	—	363,088	—
C. Transfer of Assets

						(Unit: in thousand won)
		Transfer details
					Amount
Name (Corporate name)	Relationship	Objective	Transfer purpose	Transfer date	Transfer (out) amount	Transfer (in) amount	Note
EnCar Network	Affiliated company	10 vehicles	Disposition of surplus vehicles	March 28, 2006	—	137,400	—
Total					—	137,400

2.	Transactions with Shareholders (excluding the largest shareholder and others), Officers, Employees and other Interested Parties
A. Provisional Payment and Loans (including loans on marketable securities)

Classification: Agency							(Unit: in million Won)
			Change details
Name (Corporate name)	Relationship	Account category	Beginning	Increase	Decrease	Ending	Accrued interest	Note
Possible and others	Agency	Long-term and short-term loans	62,776	32,133	38,946	55,963	16	—

Classification: Overseas Investment company							(Unit: in million Won)
			Change details
Name (Corporate name)	Relationship	Account category	Beginning	Increase	Decrease	Ending	Accrued interest	Note
DSS Mobile Com. (India)	Overseas Investment company	Long-term loans	18,887	—	—	18,887	—	Payment guarantee

B. Equity Investments

						(Unit: in million Won)
		Details
Name (Corporate name)	Relationship	Types of Investment	Beginning	Increase	Decrease	Ending	Note
Flarion Technologies, Inc.	Affiliated party	Convertible preferred share	3,638	—	3,638	—	—
Qualcomm, Inc.	Affiliated party	Common share	—	2,756	—	2,756	—
Mobile Welcome Co.	Affiliated party	Common share	1,000	—	1,000	—	—
Total			4,638	2,756	4,638	2,756	—
IX. Other Relevant Matters
1. Developments in the Items mentioned in the Report on Major Management Events
A. Status and Progress of Major Management Events

Report date	Title	Report		Reports status
October 26, 2001	Resolution on trust agreement for the acquisition of treasury shares and others	1. 2. 3.	Signatories: Shinhan Bank, Hana Bank, Cho Hung Bank, Korea Exchange Bank Contract amount: Won 1,300 billion Purpose: to increase shareholder value	1.	On December 24, 2003, cash surplus amount from the existing trust agreement was partially reduced (Won 318 billion).
				2.	On September 24, 2004, the Board of Directors extended the term of the specified monetary trust agreement for 3 years.

				3.	As of March 31, 2006, the balance of specified monetary trust for treasury shares was Won 982 billion.

2. Summary Minutes of the Shareholders’ Meeting

Date	Agenda	Resolution
Meeting of Shareholders for the year ended December 31, 2005 (March 10, 2006)	1. 2. 3. 4.	Approval of the financial statements for the year ended December 31, 2005
Amendment of the Articles of Incorporation
Remuneration limit for Directors
Election of Directors
	(Election of Independent non-executive directors as Audit Committee members)	Approved (Cash dividend, Won 8,000 per share) Approved (Addition of business objective: travel business) Approved (Won 12 billion) Approved (Kim Yong Woon and Im Hyun Jin)
3.	Contingent Liabilities

A.	Material Legal Proceedings

(1)	Action Seeking to Revoke against the Intellectual Property Tribunal’s Decision Nullifying Patent Registration Related with the Caller Ring Service
a)	Parties to the litigation: Park Won Sup vs. SK Telecom

b)	Overview: Mr. Park Won Sup (plaintiff: Representative Director of Ad Ring Systems Co., Ltd.) claimed that certain technology SK Telecom uses to provide the caller ring service infringed upon his patent rights, and SK Telecom sought an administrative action to nullify Mr. Park’s patent rights in the Intellectual Property Tribunal. The Tribunal upheld the nullification of Mr. Park’s patent rights and Mr. Park appealed the decision.

c)	Progress: The Patent Court dismissed plaintiff’s claim (September 2005), after which the plaintiff appealed.

d)	Impact on business: In the event that the case is decided against SK Telecom, there is a risk of material future royalty obligations. However, given the progress in the proceedings, the estimated impact should not be large. (nonetheless, the actual effect may depend on future events)
(2)	Action Seeking to Revoke Decision Nullifying Trademark Registration for SPEED 011
a) Parties to the litigation: SK Telecom vs. KT Freetel Co., Ltd. (“KTF”) and LG Telecom Co., Ltd. (“LGT”)
b) Overview: The Intellectual Property Tribunal rendered decision nullifying our trademark registration for ‘011’ and ‘SPEED 011’, and SK Telecom sought an administrative action to revoke such decision at the Patent Court.
c) Progress
- Plaintiff (SK Telecom)’s claim regarding the ‘011’ trademark was dismissed, while a partial recognition (within the context of telephone communication and wireless communication business) has been granted with respect to the “Speed 011” and “SPEED 011” trademark. (December 24, 2004)
- All of the parties appealed the decision (January 2005).
- The appeals have all been dismissed thereby confirming the Patent Court’s decision.
d) Impact on business: SK Telecom may continue to use the above trademarks (although the exclusive right to use ‘011’ would be lost) regardless of the outcome of the appeal, and its effect on our business is not expected to be material. (nonetheless, the actual effect may depend on future events)

(3)	Actions for the Cancellation of the International Registration for Satellite Network
a) Parties to the litigation: Korea Multinet Co., Ltd. (“Korea Multinet”) vs. the Ministry of Information and Communication (“MIC”, SK Telecom joined with the MIC)
b) Overview: Korea Multinet brought administrative action against the MIC (defendant) for the cancellation of our international satellite frequency registration related with the satellite DMB business.
c) Progress: The defendant won the trial and the appellate court affirmed the judgment of the lower court (June 30, 2004). The plaintiff appealed and the case is currently pending at the Supreme Court.
d) Impact on business: Given the progress in the proceedings, no significant impact on our business is expected. (nonetheless, the actual effect may depend on future events)
(4)	Actions for the Cancellation of Key Communication Business Licenses and Allotment of Satellite DMB Frequency
a) Parties to the litigation: Korea Multinet vs. MIC (SK Telecom joined with the MIC)
b) Overview: Korea Multinet brought an administrative action against the MIC to cancel our key communication business licenses and the allotment of our satellite DMB frequency.
c) Progress: Trial currently in progress
d)	Impact on business: Our company plans to provide full support although no significant business impact is expected. (however, the actual effect may depend on future events)

Forward-Looking Statement Disclaimer
The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
(Registrant)

By: /s/ Hyun Jong Song

(Signature)
Name: Hyun Jong Song
Title: Vice President

Date: June 21, 2006

SK TELECOM CO., LTD.
NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005
AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
English Translation of a Report Originally Issued in Korean
To the Stockholders and Board of Directors of
SK Telecom Co., Ltd.
We have reviewed the accompanying non-consolidated balance sheet of SK Telecom Co., Ltd. (the “Company”) as of March 31, 2006 and the related non-consolidated statements of income and cash flows for the three months ended March 31, 2006 and 2005 (all expressed in Korean won). These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these non-consolidated financial statements based on our reviews.
We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the non-consolidated financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the financial statements referred to above are not presented fairly, in all material respects, in conformity with accounting principles generally accepted in the Republic of Korea.
We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Company as of December 31, 2005, and the related non-consolidated statements of income, appropriations of retained earnings, and cash flows for the year then ended (not presented herein); and in our report dated February 3, 2006, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying non-consolidated balance sheet as of December 31, 2005, which is comparatively presented, does not differ in material respects from such audited non-consolidated balance sheet.

Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and, based on our reviews, nothing has come to our attention that causes us to believe that such translation has not been made in conformity with the basis stated in Note 2(a). Such U.S. dollar amounts are presented solely for the convenience of readers outside Korea.
Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting principles and review standards and their application in practice.
April 28, 2006
Notice to Readers
This report is effective as of April 28, 2006, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying non-consolidated financial statements and may result in modification to the accountants’ review report.

SK TELECOM CO., LTD.
NON-CONSOLIDATED BALANCE SHEETS
MARCH 31, 2006 AND DECEMBER 31, 2005
(See Independent Accountants’ Review Report)

	Korean won				Translation into U.S. dollars (Note 2)
	March 31,		December 31,		March 31,	December 31,
ASSETS	2006		2005		2006	2005
	(In millions)				(In thousands)
CURRENT ASSETS :
Cash and cash equivalents (Notes 2 and 11)	~~W~~	68,415	~~W~~	151,766	$70,429	$156,234
Short-term financial instruments (Note 18)		11,463		73,062	11,800	75,213
Trading securities (Notes 2 and 3)		923,627		745,360	950,820	767,305
Accounts receivable — trade (net of allowance for doubtful accounts of ~~W~~139,290 million at March 31, 2006 and ~~W~~121,319 million at December 31, 2005) (Notes 2, 11 and 20)		1,530,906		1,607,596	1,575,979	1,654,927
Short-term loans (net of allowance for doubtful accounts of ~~W~~720 million at March 31, 2006 and ~~W~~648 million at December 31, 2005) (Notes 2, 5 and 20)		66,019		64,150	67,963	66,039
Accounts receivable — other (net of allowance for doubtful accounts of ~~W~~17,292 million at March 31, 2006 and ~~W~~14,246 million at December 31, 2005) (Notes 2, 11 and 20)		1,198,788		1,333,238	1,234,083	1,372,491
Inventories (Note 2)		4,458		5,986	4,589	6,162
Prepaid expenses		116,348		101,274	119,774	104,256
Current deferred income tax assets, net (Notes 2 and 16)		70,091		61,152	72,155	62,952
Accrued income and other		21,345		28,901	21,973	29,752

Total Current Assets		4,011,460		4,172,485	4,129,565	4,295,331

NON-CURRENT ASSETS :
Property and equipment, net (Notes 2, 6, 10, 19 and 20)		4,399,170		4,595,883	4,528,691	4,731,195
Intangible assets, net (Notes 2, 7 and 23)		3,308,805		3,386,547	3,406,223	3,486,254
Long-term investment securities (Notes 2 and 3)		1,324,433		1,203,333	1,363,427	1,238,762
Equity securities accounted for using the equity method (Notes 2 and 4)		1,109,411		925,904	1,142,074	953,165
Long-term loans (net of allowance for doubtful accounts of ~~W~~23,665 million at March 31, 2006 and ~~W~~23,737 million at December 31, 2005) (Notes 2, 5 and 20)		12,300		14,204	12,662	14,622
Guarantee deposits (net of allowance for doubtful accounts of ~~W~~311 million at March 31, 2006 and December 31, 2005) (Notes 2, 11 and 20)		121,689		122,846	125,272	126,463
Long-term deposits and other (Note 18)		98,942		100,474	101,855	103,432

Total Non-Current Assets		10,374,750		10,349,191	10,680,204	10,653,893

TOTAL ASSETS	~~W~~	14,386,210	~~W~~	14,521,676	$14,809,769	$14,949,224

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)
MARCH 31, 2006 AND DECEMBER 31, 2005
(See Independent Accountants’ Review Report)

	Korean won				Translation into U.S. dollars (Note 2)
	March 31,		December 31,		March 31,	December 31,
LIABILITIES AND STOCKHOLDERS’ EQUITY	2006		2005		2006	2005
	(In millions)				(In thousands)
CURRENT LIABILITIES :
Accounts payable (Notes 11 and 20)	~~W~~	845,988	~~W~~	971,558	$870,896	$1,000,163
Income taxes payable (Note 16)		385,328		366,579	396,673	377,372
Accrued expenses (Notes 2 and 21)		369,040		362,178	379,905	372,841
Dividend payable		276		298	284	307
Withholdings		316,531		205,060	325,850	211,097
Current portion of long-term debt, net (Notes 2, 8 and 10)		897,989		809,490	924,428	833,323
Current portion of subscription deposits (Note 9)		15,179		14,875	15,626	15,313
Advance receipts and other		19,525		17,230	20,100	17,737

Total Current Liabilities		2,849,856		2,747,268	2,933,762	2,828,153

LONG-TERM LIABILITIES :
Bonds payable, net (Notes 2 and 8)		2,310,003		2,314,208	2,378,014	2,382,343
Subscription deposits (Note 9)		23,046		23,770	23,725	24,470
Long-term payables — other (net of present value discount of ~~W~~52,310 million at March 31, 2006 and ~~W~~58,413 million at December 31, 2005) (Note 2)		507,690		591,587	522,637	609,005
Obligations under capital lease (Notes 2 and 10)		6,703		10,204	6,900	10,504
Accrued severance indemnities, net (Note 2)		14,377		64,029	14,800	65,914
Non-current deferred income tax liabilities, net (Notes 2 and 16)		428,864		409,715	441,491	421,778
Long-term currency swap (Notes 2 and 22)		96,246		73,450	99,080	75,613
Guarantee deposits received and other (Note 20)		29,145		29,565	30,003	30,435

Total Long-Term Liabilities		3,416,074		3,516,528	3,516,650	3,620,062

Total Liabilities		6,265,930		6,263,796	6,450,412	6,448,215

STOCKHOLDERS’ EQUITY :
Capital stock (Notes 1 and 12)		44,639		44,639	45,953	45,953
Capital surplus (Notes 2, 12 and 16)		2,966,198		2,966,198	3,053,529	3,053,529
Retained earnings (Note 13) :
Appropriated		6,679,235		5,470,701	6,875,886	5,631,770
Unappropriated		338,871		1,799,160	348,848	1,852,131
Capital adjustments :
Treasury stock (Note 14)		(2,047,105)		(2,047,105)	(2,107,376)	(2,107,376)
Unrealized gains (losses) on valuation of long-term investment securities, net (Notes 2, 3 and 16)		45,688		(42,134)	47,033	(43,375)
Equity in capital adjustments of affiliates, net (Notes 2, 4 and 16)		108,142		77,119	111,326	79,390
Loss on valuation of currency swap, net (Notes 2, 16 and 22)		(18,868)		(14,178)	(19,424)	(14,595)
Stock options (Notes 2 and 15)		3,480		3,480	3,582	3,582

Total Stockholders’ Equity		8,120,280		8,257,880	8,359,357	8,501,009

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	~~W~~	14,386,210	~~W~~	14,521,676	$14,809,769	$14,949,224

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME
THREE MONTHS ENDED MARCH 31, 2006 AND 2005
(See Independent Accountants’ Review Report)

	Korean won				Translation into U.S. dollars (Note 2)
	2006		2005		2006	2005
	(In millions				(In thousands
	except for per share data)				except for per share data)
OPERATING REVENUE (Notes 2 and 20)	~~W~~	2,540,314	~~W~~	2,411,935	$2,615,106	$2,482,947

OPERATING EXPENSES (Notes 2 and 20)
Labor cost		(158,922)		(135,685)	(163,601)	(139,680)
Commissions paid		(716,285)		(713,836)	(737,374)	(734,853)
Depreciation and amortization (Notes 2, 6, 7 and 10)		(328,928)		(341,248)	(338,612)	(351,295)
Network interconnection		(235,447)		(217,907)	(242,379)	(224,323)
Leased line		(98,743)		(96,867)	(101,650)	(99,719)
Advertising		(57,486)		(56,319)	(59,179)	(57,977)
Research and development (Note 2)		(52,830)		(50,984)	(54,385)	(52,485)
Rent		(47,588)		(43,736)	(48,989)	(45,024)
Frequency usage		(38,400)		(38,919)	(39,531)	(40,065)
Repair		(27,433)		(18,218)	(28,241)	(18,754)
Cost of goods sold		(4,633)		(1,922)	(4,769)	(1,979)
Other		(105,758)		(81,831)	(108,872)	(84,239)

Sub-total		(1,872,453)		(1,797,472)	(1,927,582)	(1,850,393)

OPERATING INCOME		667,861		614,463	687,524	632,554

OTHER INCOME :
Interest income (Note 3)		19,095		11,341	19,657	11,675
Dividends		15,007		16,204	15,449	16,681
Commissions (Note 20)		10,580		7,076	10,891	7,284
Equity in earnings of affiliates (Notes 2 and 4)		16,417		6,446	16,900	6,636
Foreign exchange and translation gains (Note 2)		669		390	689	401
Reversal of allowance for doubtful accounts		72		212	74	218
Gain on disposal of investment assets		1,779		956	1,831	984
Gain on disposal of property and equipment		222		89	229	92
Other		14,634		12,863	15,065	13,242

Sub-total		78,475		55,577	80,785	57,213

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
THREE MONTHS ENDED MARCH 31, 2006 AND 2005
(See Independent Accountants’ Review Report)

	Korean won				Translation into U.S. dollars (Note 2)
	2006		2005		2006	2005
	(In millions				(In thousands
	except for per share data)				except for per share data)
OTHER EXPENSES :
Interest and discounts	~~W~~	(57,783)	~~W~~	(66,309)	$(59,484)	$(68,261)
Donations		(16,683)		(15,865)	(17,174)	(16,332)
Foreign exchange and translation losses (Note 2)		(880)		(678)	(906)	(698)
Loss on valuation of currency swap (Notes 2 and 22)		(5,297)		(394)	(5,453)	(406)
Equity in losses of affiliates (Notes 2 and 4)		(24,203)		(19,644)	(24,916)	(20,222)
Loss on disposal of investment assets (Note 4)		(788)		(47)	(811)	(48)
Loss on disposal of property, equipment and intangible assets		(827)		(1,889)	(851)	(1,945)
Special severance indemnities (Note 2)		(140,595)		—	(144,734)	—
Other		(20,962)		(18,009)	(21,579)	(18,539)

Sub-total		(268,018)		(122,835)	(275,908)	(126,451)

ORDINARY INCOME		478,318		547,205	492,401	563,316

INCOME BEFORE INCOME TAXES		478,318		547,205	492,401	563,316

PROVISION FOR INCOME TAXES (Notes 2 and 16)		(141,158)		(178,787)	(145,314)	(184,051)

NET INCOME	~~W~~	337,160	~~W~~	368,418	$347,087	$379,265

NET INCOME PER SHARE
(In Korean won and U.S. dollars) (Note 17)	~~W~~	4,580	~~W~~	5,005	$4,715	$5,152

DILUTED NET INCOME PER SHARE
(In Korean won and U.S. dollars) (Note 17)	~~W~~	4,516	~~W~~	4,932	$4,649	$5,077

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE MONTHS ENDED MARCH 31, 2006 AND 2005
(See Independent Accountants’ Review Report)

	Korean won				Translation into U.S. dollars (Note 2)
	2006		2005		2006	2005
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES :

Net income	~~W~~	337,160	~~W~~	368,418	$347,087	$379,265

Expenses not involving cash payments :
Provision for severance indemnities		19,974		11,046	20,562	11,371
Depreciation and amotization		361,146		369,582	371,779	380,463
Allowance for doubtful accounts		20,533		15,046	21,138	15,489
Foreign translation loss		450		174	463	179
Loss on valuation of currency swap		5,297		394	5,453	406
Equity in losses of affiliates		24,203		19,644	24,916	20,222
Loss on disposal of investment assets		788		47	811	48
Loss on disposal of property, equipment and intangible assets		827		1,889	851	1,945
Amortization of discounts on bonds and other		12,062		12,449	12,417	12,816

Sub-total		445,280		430,271	458,390	442,939

Income not involving cash receipts :
Foreign translation gain		(121)		(79)	(125)	(80)
Reversal of allowance for doubtful accounts		(72)		(212)	(74)	(218)
Equity in earnings of affiliates		(16,417)		(6,446)	(16,900)	(6,636)
Gain on disposal of investment assets		(1,779)		(956)	(1,831)	(984)
Gain on disposal of property and equipment		(222)		(89)	(229)	(92)
Other		(847)		—	(871)	—

Sub-total		(19,458)		(7,782)	(20,031)	(8,011)

Changes in assets and liabilities related to operating activities :
Accounts receivable — trade		59,101		8,920	60,841	9,183
Accounts receivable — other		131,224		35,718	135,088	36,770
Inventories		1,528		358	1,573	369
Prepaid expenses		34,845		(4,215)	35,871	(4,339)
Accrued income and other		7,546		(20,281)	7,768	(20,878)
Accounts payable		(125,540)		(444,180)	(129,236)	(457,258)
Income taxes payable		14,326		43,772	14,748	45,061
Accrued expenses		6,862		(16,305)	7,064	(16,785)
Withholdings		111,471		65,913	114,753	67,854
Current portion of subscription deposits		304		458	313	471
Advance receipts and other		2,295		(5,649)	2,363	(5,815)
Deferred income taxes		(32,868)		16,959	(33,836)	17,458
Severance indemnity payments		(248,346)		(3,929)	(255,658)	(4,045)
Deposits for group severance indemnities and other deposits		178,266		2,696	183,514	2,774
Dividends received from affiliate		990		600	1,019	618

Sub-total		142,004		(319,165)	146,185	(328,562)

Net Cash Provided by Operating Activities		904,986		471,742	931,631	485,631

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
THREE MONTHS ENDED MARCH 31, 2006 AND 2005
(See Independent Accountants’ Review Report)

	Korean won				Translation into U.S. dollars (Note 2)
	2006		2005		2006	2005
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES :
Cash inflows from investing activities :
Decrease in current portion of long-term investment securities	~~W~~	—	~~W~~	3,600	$—	$3,706
Decrease in short-term loans		39,642		14,996	40,809	15,438
Decrease in short-term financial instruments		61,599		—	63,413	—
Proceeds from sales of long-term investment securities		5,226		1,686	5,380	1,736
Decrease in guarantee deposits		14,578		114,855	15,007	118,237
Decrease in other non-current assets		6,600		10,047	6,794	10,341
Proceeds from disposal of property and equipment		832		472	856	486
Proceeds from disposal of intangible assets		3		1	3	1

Sub-total		128,480		145,657	132,262	149,945

Cash outflows for investing activities :
Increase in short-term financial instruments		—		(89,801)	—	(92,445)
Increase of trading securities		(178,267)		(149,971)	(183,516)	(154,386)
Increase in short-term loans		(38,427)		(26,907)	(39,558)	(27,699)
Acquisition of long-term investment securities		(2,756)		(239)	(2,837)	(246)
Acquisition of equity securities accounted for using the equity method		(145,888)		(97,878)	(150,183)	(100,760)
Increase in long-term loans		(1,180)		(169)	(1,215)	(174)
Increase in guarantee deposits and other non-current assets		(68,401)		(20,022)	(70,415)	(20,611)
Acquisition of property and equipment		(86,106)		(93,291)	(88,641)	(96,038)
Increase in intangible assets		(1,573)		(119,545)	(1,619)	(123,065)

Sub-total		(522,598)		(597,823)	(537,984)	(615,424)

Net Cash Used in Investing Activities		(394,118)		(452,166)	(405,722)	(465,479)

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
THREE MONTHS ENDED MARCH 31, 2006 AND 2005
(See Independent Accountants’ Review Report)

	Korean won				Translation into U.S. dollars (Note 2)
	2006		2005		2006	2005
	(In millions)				(In thousands)
Cash inflows from financing activities :
Issuance of bonds	~~W~~	—	~~W~~	193,683	$—	$199,385
Increase in guarantee deposits received and other		605		13,589	623	13,990

Sub-total		605		207,272	623	213,375

Cash outflows for financing activities :
Repayment of short-term borrowings		—		(200,000)	—	(205,888)
Repayment of current portion of long-term debt		(4,139)		—	(4,261)	—
Payment of dividends		(588,936)		(11)	(606,275)	(11)
Decrease in subscription deposits		(724)		(1,367)	(745)	(1,407)
Decrease in guarantee deposits and other		(1,025)		(10,109)	(1,056)	(10,408)

Sub-total		(594,824)		(211,487)	(612,337)	(217,714)

Net Cash Used in Financing Activities		(594,219)		(4,215)	(611,714)	(4,339)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(83,351)		15,361	(85,805)	15,813

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		151,766		112,966	156,234	116,292

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	~~W~~	68,415	~~W~~	128,327	$70,429	$132,105

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED March 31, 2006 AND 2005
(See Independent Accountants’ Review Report)
1.	GENERAL

SK Telecom Co., Ltd. (the “Company”) was incorporated in March 1984 under the laws of the Republic of Korea to engage in providing nationwide cellular telephone communication services in the Republic of Korea. The Company mainly provides wireless telecommunications in the Republic of Korea and recently acquired foreign wireless telecommunications operations in Vietnam, Mongolia and the United States of America. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange (formerly “Korea Stock Exchange”) and the New York and London Stock Exchanges, respectively. As of March 31, 2006, the Company’s total issued shares are held by the following :

		Percentage of
	Number of shares	total shares issued (%)
SK Group	18,748,452	22.79
POSCO Corp.	2,991,496	3.64
Institutional investors and other minority shareholders	51,874,348	63.04
Treasury stock	8,662,415	10.53

	82,276,711	100.00

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying non-consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the Republic of Korea, using the same accounting policies which were adopted in preparing the annual financial statements. Significant accounting policies followed in preparing the accompanying non-consolidated financial statements are summarized as follows.
a.	Basis of Presentation

The accompanying non-consolidated statutory financial statements have been prepared in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea (“Korean GAAP”). Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with accounting principles generally accepted in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.

The official accounting records of the Company are maintained and expressed in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts are included solely for the convenience of readers outside of the Republic of Korea and have been made at the rate of ~~W~~971.40 to US$1, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the three months ended March 31, 2006. Such translations into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at the above or any other rate.

b.	Adoptions of New Statements of Korea Accounting Standards (“SKAS”)

On January 1, 2006, the Company adopted SKAS No. 18 through No. 20, which are effective from the fiscal year beginning after December 31, 2005. Such adoption of SKAS did not have an effect on the non-consolidated financial position of the Company as of March 31, 2006 or the non-consolidated ordinary income and net income of the Company for the three months ended March 31, 2006.

Meanwhile, the adoption of SKAS No.15 through No.17, which are effective from January 1, 2005 have no material effect on the non-consolidated financial position of the Company as of December 31, 2005 and ordinary income and net income for the three months ended March 31, 2005 except as follows :

Through 2004, the Company discontinued applying the equity method of accounting for an investment when the investment is reduced to zero and did not provide for additional losses. Effective January 1, 2005, additional losses are provided for to the extent that the Company has other investment assets related to the equity method investee, including preferred stock and long-term receivables, pursuant to adoption of SKAS No.15, “Investments : Equity Method”. As a result of this accounting change, total assets as of December 31, 2005 decreased by ~~W~~4,706 million and ordinary income and net income for the three months ended March 31, 2005 decreased by ~~W~~3,904 million (See Note 4).

Through 2004, tax effects of temporary differences related to capital adjustments were excluded in determining the deferred tax assets or liabilities. Effective January 1, 2005, such tax effects of temporary differences are included in determining the deferred tax assets or liabilities, pursuant to adoption of SKAS No. 16 “Income Taxes”. Accordingly, adjustments made directly to capital surplus or capital adjustments, which result in temporary differences, are recorded net of related tax effects. In addition, effective January 1, 2005, deferred income tax assets and liabilities which were presented on the balance sheet as a single non-current net number through 2004, are separated into current and non-current portions. As a result of adopting SKAS No. 16, total assets and total liabilities as of December 31, 2005 increased by ~~W~~ 61,152 million and ~~W~~ 90,645 million, respectively, and total stockholders’ equity as of December 31, 2005 decreased by ~~W~~ 29,493 million, which was directly reflected in capital surplus or capital adjustments (See Note 16).

Through 2004, provisions were recorded at nominal value. Effective January 1, 2005, provisions are recorded at the present value when the effect of the time value of money is material, pursuant to adoption of SKAS No. 17 “Provisions, Contingent Liabilities and Contingent Assets”. SKAS No. 17 is prospectively applied and as a result of adopting such accounting standard, total liabilities as of December 31, 2005 decreased by ~~W~~ 7,415 million (See Note 21).

c.	Cash Equivalents

Cash equivalents are highly liquid investments and short term financial instruments which are readily convertible without significant transaction cost, do not have significant risk of changes in interest rates, and with original maturities of three months or less.

d.	Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.

e.	Inventories

Inventories, which consist mainly of replacement units for wireless telecommunication facilities and supplies for sales promotion, are stated at the lower of cost or market value, with cost determined using the moving average method. During the year, perpetual inventory systems are used to value inventories, which are adjusted to physical inventory counts performed at fiscal year end. When the market value of inventories is less than the acquisition cost, the carrying amount is reduced to the market value and any difference is charged to current operations as operating expenses. There was no such loss for the three months ended March 31, 2006 and 2005.

f.	Securities (excluding securities accounted for using the equity method of accounting)

Debt and equity securities are initially recorded at their acquisition costs (fair value of considerations paid) including incidental cost incurred in connection with acquisition of the related securities and classified into trading, available-for-sale and held-to-maturity securities depending on the acquisition purpose and nature.

Trading securities are stated at fair value with gains or losses on valuation reflected in current operations.

Securities classified as available-for-sale are reported at fair value. Unrealized gains or losses on valuation of available-for-sale securities are included in capital adjustments and the unrealized gains or losses are reflected in net income when the securities are sold or if an impairment is other than temporary. Equity securities are stated at acquisition cost if fair value cannot be reliably measured. If the declines in the fair value of individual available-for-sale securities below their acquisition or amortized cost are other than temporary and there is objective evidence of impairment, write-downs of the individual securities are recorded to reduce the carrying value to their fair value. The related write-downs are recorded in current operations as a loss on impairment of investment securities.

Held-to-maturity securities are presented at acquisition cost after premiums or discounts are amortized or accreted, respectively. The Company recognizes write-downs resulting from other-than-temporary declines in the fair value below its book value on the balance sheet date if there is objective evidence of impairment. The related write-downs are recorded in current operations as a loss on impairment of investment securities.

Trading securities are presented in the current asset section of the balance sheet, and available-for-sales and held-to-maturity securities are presented in the current asset section of the balance sheet if their maturities are within one year; otherwise such securities are recorded in the non-current section of the balance sheet.

g.	Investment Securities Accounted for Using the Equity Method of Accounting

Investment securities of affiliated companies, in which the Company has the ability to exercise significant influence, are carried using the equity method of accounting, whereby the Company’s initial investment is recorded at cost and the carrying value is subsequently increased or decreased to reflect the Company’s portion of shareholders’ equity of the investee. Differences between the purchase cost and net asset value of the investee are amortized over 5 to 20 years using the straight-line method. When applying the equity method of accounting, unrealized intercompany gains and losses are eliminated (See Note 4). In addition, effective January 1, 2005, the Company provides for additional losses for those investments accounted for using the equity method that are reduced to zero to the extent that the Company has other investment assets related to the equity method investees.

h.	Property and Equipment

Property and equipment are stated at cost. Major renewals and betterments, which prolong the useful life or enhance the value of assets, are capitalized; expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation is computed using the declining balance method (except for buildings and structures acquired on or after January 1, 1995 which are depreciated using the straight-line method) over the estimated useful lives (4 ~ 30 years) of the related assets (See Note 6).

Interest expense and other financing charges for borrowings related to the manufacture or construction of property and equipment are charged to current operations as incurred.

i.	Intangible Assets

Intangible assets are recorded at cost, less amortization computed using the straight-line method over 5 to 20 years. The amortization for the three months ended March 31, 2006 and 2005 were ~~W~~84,492 million and ~~W~~81,054 million, respectively.

With its application for a license to provide IMT 2000 service, the Company has a commitment to pay ~~W~~1,300,000 million to the Ministry of Information Communication (“MIC”). ~~W~~650,000 million was paid in March 2001 by SK IMT Co., Ltd. (a former subsidiary of the Company), which was merged into the Company on May 1, 2003, and the remainder is required to be paid over 10 years with an annual interest rate equal to the 3-year-maturity government bond rate minus 0.75% (4.17% as of March 31, 2006). The future payment obligations are ~~W~~90,000 million in 2007, ~~W~~110,000 million in 2008, ~~W~~130,000 million in 2009, ~~W~~150,000 million in 2010, and ~~W~~170,000 million in 2011. On December 4, 2001, SK IMT Co., Ltd. received the IMT 2000 license from MIC, and recorded the total license cost as an intangible asset. As a result of the merger with SK IMT Co., Ltd., the Company acquired such IMT license of ~~W~~1,259,253 million and assumed the related long-term payable with a principal amount of ~~W~~650,000 million on May 1, 2003 (the date of merger). Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life of the IMT license which expires in December 2016.

j.	Convertible Bonds

The proceeds from issuance of convertible bonds are allocated between the conversion rights and the debt issued; the portion allocable to the conversion rights is accounted for as capital surplus with a corresponding conversion right adjustment which is deducted from the related bonds. Such conversion right adjustment is amortized to interest expense using the effective interest rate method over the redemption period of the convertible bonds. The portion allocable to the conversion rights is measured by deducting the present value of the debt at time of issuance from the gross proceeds from issuance of convertible bonds, with the present value of the debt being computed by discounting the expected future cash flows (including call premium, if any) using the effective interest rate applied to ordinary or straight debt of the Company at the issue date.

k.	Discounts on Bonds

Discounts on bonds are amortized to interest expense using the effective interest rate method over the redemption period of the bonds.

l. Valuation of Long-term Payables
Long-term payables resulting from long-term installment transactions are stated at the present value of the expected future cash flows. Imputed interest amounts are recorded in present value discount accounts which are deducted directly from the related nominal payable balances. Such imputed interest is included in operations using the effective interest rate method over the redemption period.
m. Provisions, Contingent Liabilities and Contingent Assets
The Company recognizes a provision when i) it has a present obligation as a result of a past event, ii) it is probable that a disbursement of economic resources will be required to settle the obligation, and iii) a reliable estimate can be made of the amount of the obligation (See Note 21).
The Company does not recognize the following contingent obligations as liabilities ;
-	Possible obligations related to past events, for which the existence of a liability can only be confirmed upon occurrence of uncertain future event or events outside the control of the Company.

-	Present obligations arising out of past events or transactions, for which i) a disbursement of economic resources to fulfill such obligations is not probable or ii) a disbursement of economic resources is probable, but the related amount cannot be reasonably estimated.
In addition, the Company does not recognize potential assets related to past events or transactions, for which the existence of an asset or future benefit can only be confirmed upon occurrence of uncertain future event or events outside the control of the Company.
n. Accrued Severance Indemnities
In accordance with the Company’s policy, all employees with more than one year of service are entitled to receive severance indemnities upon termination of their employment based on length of service and rate of pay. Accruals for severance indemnities are recorded to approximate the amount required to be paid if all employees were to terminate at the balance sheet date.
The Company has deposits with insurance companies to fund the portion of the employees’ severance indemnities which is in excess of the tax deductible amount allowed under the Corporate Income Tax Law, in order to take advantage of the additional tax deductibility for such funding. Such deposits with outside insurance companies, where the beneficiaries are the Company’s employees, totaling ~~W~~8,837 million and ~~W~~187,103 million as of March 31, 2006 and December 31, 2005, respectively, are deducted from accrued severance indemnities.
In accordance with the Korean National Pension Fund Law, the Company transferred a portion of its accrued severance indemnities to the National Pension Fund through March 1999. Such transfers, amounting to ~~W~~222 million and ~~W~~5,172 million as of March 31, 2006 and December 31, 2005, respectively, are deducted from accrued severance indemnities.
Actual payment of severance indemnities amounted to ~~W~~248,346 million and $3,929 million for the three months ended March 31, 2006 and 2005, respectively.

Meanwhile, effective March 31, 2006, the Company changed its policy for the severance indemnities applicable to those employees who joined the Company before or on December 31, 2002 from cumulative method, where employees are entitled to get paid more than one month of salary each year depending on the length of service, to simple multiplier method, where employees are paid one month of salary each year regardless of their service period in accordance with the resolution of the Company’s joint labor-management conference held on March 16, 2006. As a result of such policy change, the Company has decided to distribute early settlements to those eligible employees on their accumulated severance indemnities as of March 31, 2006 on a mandatory basis. In addition, the Company has scheduled the additional bonuses of ~~W~~125,890 million for those employees who received the mandatory distribution for their early settlement as compensation for those employees. The Company recorded such compensation costs as special severance indemnities within non-operating expense for the three months ended March 31, 2006. In addition, the Company executed the early retirement program and the related special bonus of ~~W~~14,705 million were paid to eligible employees. Such costs are recorded as non-operating expense for the three months ended March 31, 2006.
o. Accounting for Employee Stock Option Compensation Plan
The Company adopted the fair value based method of accounting for its employee stock option compensation plan (See Note 15). Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. For stock options, fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends and the current risk-free interest rate for the expected life of the option. However, as permitted under Korean GAAP, the Company excludes the volatility factor in estimating the value of its stock options granted before December 31, 2003, which results in measurement at minimum value. The total compensation cost of an option estimated at the grant date is not subsequently adjusted for changes in the price of the underlying stock or its volatility, the actual life of the option, dividends on the stock, or the risk-free interest rate. In addition, recognized compensation costs related to stock options that were expired, due to such stock options not being exercised within the exercisable period, are transferred to other capital surplus from capital adjustments (See Note 12).
p. Accounting for Leases
Lease agreements that include a bargain purchase option, result in the transfer of ownership at the end of the lease term, have a lease term equal to 75% or more of the estimated economic life of the leased property or where the present value of minimum lease payments equals or exceeds 90% of the fair value of the leased property, are accounted for as capital leases. All other leases are accounted for as operating leases.
Assets and liabilities related to capital leases are recorded as property and equipment and obligations under capital leases, respectively, and the related interest is calculated using the effective interest rate method and charged to other expenses. For operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred (See Note 10).
q. Research and Development Costs
The Company charges substantially all research and development costs to expense as incurred. The Company incurred internal research and development costs of ~~W~~52,830 million and ~~W~~50,984 million for the three months ended March 31, 2006 and 2005, respectively, and external research and development costs of ~~W~~17,042 million and ~~W~~17,167 million for the three months ended March 31, 2006 and 2005, respectively.

r. Accounting for Foreign Currency Transactions and Translation
Transactions denominated in foreign currencies are recorded in Korean won based on the prevailing rate of exchange at the dates of transactions. Monetary assets and liabilities denominated in foreign currency are translated into Korean won at the Base Rates announced by Seoul Money Brokerage Services, Ltd. on the balance sheet date, which were, for US dollars, ~~W~~975.90=US$1 and ~~W~~1,013.00=US$1 at March 31, 2006 and December 31, 2005, respectively. The resulting gains or losses arising from the translation or settlement of such assets and liabilities are included in current operations.
s. Derivative Instruments
The Company records rights and obligations arising from derivative instruments as assets and liabilities, which are stated at fair value. The gains and losses that result from the change in the fair value of derivative instruments are reported in current earnings. However, for derivative instruments designated as hedging the exposure of variable cash flows, the effective portions of the gains or losses on the hedging instruments are recorded as a separate component of shareholders’ equity and credited/charged to operations at the time the hedged transactions affect earnings, and the ineffective portions of the gains or losses are credited/charged immediately to operations.
t. Revenue Recognitions
Operating revenue is recognized when cellular telephone communication services are provided.
u. Income Taxes
Income tax expense is determined by adding or deducting the total income tax and surtaxes to be paid for the current period and the changes in deferred income tax assets and liabilities.
Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profits. Deferred tax liabilities are generally recognized for all taxable temporary differences with some exceptions and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. The carrying amount of deferred tax assets is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be recovered. Effective January 1, 2005 deferred income tax assets and liabilities, which were presented on the balance sheet as a single non-current net amount through 2004, are classified into current and non-current based on the classification of related assets or liabilities for financial reporting purposes
v. Reclassifications
Certain reclassifications have been made in prior period’s financial statements to conform to classifications used in the current period. Such reclassifications did not have an effect on the previously reported financial position as of December 31, 2005 and ordinary income and net income for the three months ended March 31, 2005.

3. INVESTMENT SECURITIES
a. Trading Securities
Trading securities as of March 31, 2006 and December 31, 2005 are as follows (in millions of Korean won) :

	March 31, 2006						December 31, 2005
							Fair value and
	Acquisition cost		Fair value		Carrying amount		carrying amount

Beneficiary certificates	~~W~~	923,627	~~W~~	923,627	~~W~~	923,627	~~W~~	745,360

b. Long-term Investment Securities
Long-term investment securities as of March 31, 2006 and December 31, 2005 are as follows (in millions of Korean won) :

	March 31, 2006		December 31, 2005
Available-for-sale equity securities	~~W~~	1,026,458	~~W~~	907,069
Available-for-sale debt securities		297,975		296,264

Total	~~W~~	1,324,433	~~W~~	1,203,333

b-(1). Available-for-sale Equity Securities
Available-for-sale equity securities as of March 31, 2006 and December 31, 2005 are as follows (in millions of Korean won) :

							Carrying amount
	Number of	Percentage	Acquisition
	Shares at	(%) at	cost at		Fair value at
	March 31,	March 31,	March 31,		March 31,		March 31,		December 31,
	2006	2006	2006		2006		2006		2005
(Investments in listed companies)

Digital Chosunilbo Co., Ltd.	2,890,630	7.8	~~W~~	5,781	~~W~~	4,148	~~W~~	4,148	~~W~~	5,796

hanarotelecom incorporated.	22,090,000	4.8		121,677		58,207		58,207		56,440
KRTnet Corporation (formerly Korea Radio Wave Basestation Management)	234,150	4.4		1,171		2,447		2,447		2,646

POSCO	2,481,310	2.8		332,662		621,568		621,568		501,225

INNOTG Co., Ltd.	59,473	0.4		1,695		90		90		83

Sub-total				462,986		686,460		686,460		566,190

								Carrying amount
	Number of	Percentage	Acquisition
	Shares at	(%) at	cost at			Fair value at
	March 31,	March 31,	March 31,			March 31,		March 31,		December
	2006	2006	2006			2006		2006		31, 2005
(Investments in non-listed companies)
Powercomm Co., Ltd.	7,500,000	5.0		240,243		77,130	(note a)		77,130		77,130
Japan MBCO	54,000	7.3		27,332	(note b)				27,332		27,332
Eonex Technologies Inc.	144,000	12.6		3,600	(note b)				4,593		4,593
The Korea Economic Daily	2,585,069	13.8		13,964	(note b)				13,964		13,964
Others				118,183	(notes b and c)				21,944		22,825

Sub-total				403,322					144,963		145,844

(Investments in funds)
Korea IT Fund				190,000	(note b)				190,000		190,000
Others				5,035	(note b)				5,035		5,035

Sub-total				195,035					195,035		195,035

Total			~~W~~	1,061,343				~~W~~	1,026,458	~~W~~	907,069

(note a)	The Company recorded its investments in common stock of Powercomm Co., Ltd. at its fair value, which was estimated by an outside professional valuation company using the present value of expected future cash flows and the unrealized loss on valuation of investments amounting to ~~W~~118,257 (net of tax effect of ~~W~~44,856 million) as of December 31, 2005 was recorded as a capital adjustment. Based on the opinion of the outside professional valuation company, there was no significant change in Powercomm Co., Ltd.’s operation and financial results, which have an effect on the fair value of the common stocks, for the three months ended March 31, 2006. No additional unrealized loss or recovery on valuation of such investments was recorded accordingly.

(note b)	As a reasonable estimate of fair value could not be made, the investment is stated at acquisition cost. The investment in common stock of Eonex Technologies Inc. was reclassified to available-for-sale securities from equity securities accounted for using the equity method during 2003, as the Company’s ownership in such investees decreased to less than 20% and the Company no longer exercises significant influence. Such securities were transferred to available-for-sale securities at the carrying amount valued using the equity method of accounting prior to the reclassification.

(note c)	Due to the impairment of the Company’s investments in common stock of TeleMerc.com, the Company recorded impairment losses on such investments of ~~W~~1,793 million for the 4th quarter of 2005.

b-(2). Available-for-sale Debt Securities
Available-for-sale debt securities as of March 31, 2006 and December 31, 2005 are as follows (in millions of Korean won) :

				Carrying amount
		Acquisition cost		March 31,		December 31,
	Maturity	af March 31, 2006		2006		2005
Public bonds	(note a)	~~W~~	1,590	~~W~~	1,590	~~W~~	1,590
Currency stabilization bonds	(note b)		295,739		296,385		294,674
Convertible bonds of Real Telecom Co., Ltd. (note c)	March, 2007		10,656		—		—
Convertible bonds of Eonex Technologies, Inc. (3rd) (note d)	January, 2005		—		—		—

Long-term available-for-sale debt securities		~~W~~	307,985	~~W~~	297,975	~~W~~	296,264

The interest income incurred from available-for-sale debt securities for the three months ended March 31, 2006 and 2005 were ~~W~~3,598 million and ~~W~~ 614 million, respectively.

(note a)	The maturities of public bonds as of March 31, 2006 and December 31, 2005 are as follows (in millions of Korean won) :

Maturity	March 31, 2006		December 31, 2005
Within five years	~~W~~	1,582	~~W~~	1,229
Within ten years		8		361

	~~W~~	1,590	~~W~~	1,590

(note b)	The maturities of currency stabilization bonds as of March 31, 2006 and December 31, 2005 are as follows (in millions of Korean won) :

Maturity	March 31, 2006		December 31, 2005

Within five years	~~W~~	296,385	~~W~~	294,674

(note c)	The convertible bonds of Real Telecom Corp. with a principal amount of ~~W~~10,656 million can be converted into 371,018 shares of common stock of Real Telecom Corp. at ~~W~~28,721 per share during the period from September 29, 2004 to March 28, 2007. Due to the impairment of such bonds, the Company recorded an impairment loss of ~~W~~10,656 million prior to December 31, 2005.

(note d)	The convertible bonds of Eonex Technologies, Inc. (3rd) were all settled in cash during the three months ended March 31, 2005.

b-(3). Changes in Unrealized Gains (Losses) on Investments in Common Stock
The changes in unrealized gains (losses) on investments in common stock during the three months ended March 31, 2006 and 2005 are as follows (in millions of Korean won) :

	For the three months ended March 31, 2006
					Transferred to
	Beginning			Increase/	realized		Ending
	balance			(decrease)	gain (loss)		balance
Available-for-sales equity securities :
Digital Chosunilbo Co., Ltd.	~~W~~	14	~~W~~	(1,648)	~~W~~	—	~~W~~	(1,634)
hanarotelecom incorporated		(65,237)		1,767		—		(63,470)
KRTnet Corporation		1,475		(199)		—		1,276
POSCO		168,563		120,344		—		288,907
INNOTG Co., Ltd.		(1,611)		6		—		(1,605)
Powercomm Co., Ltd.		(163,113)		—		—		(163,113)
Eonex Technologies Inc.		2,011		—		—		2,011
Currency stabilization bonds		(218)		864		—		646

Sub-total		(58,116)		121,134		—		63,018
Less tax effect		15,982		(33,312)		—		(17,330)

Total	~~W~~	(42,134)					~~W~~	45,688

	For the three months ended March 31, 2005
					Transferred to
	Beginning		Increase/		realized		Ending
	balance		(decrease)		gain (loss)		balance
Digital Chosunilbo Co., Ltd.	~~W~~	(3,758)	~~W~~	1,156	~~W~~	—	~~W~~	(2,602)
hanarotelecom incorporated		(50,657)		(7,732)		—		(58,389)
KRTnet Corporation		1,007		293		—		1,300
POSCO		131,343		34,738		—		166,081
INNOTG Co., Ltd.		(1,543)		51		—		(1,492)
SINJISOFT Corporation		460		—		(460)		—
Cowon System, Inc		—		157		—		157
Powercomm Co., Ltd.		(168,678)		—		—		(168,678)
Eonex Technologies Inc.		2,011		—		—		2,011
WiderThan Co., Ltd.		(27)		—		—		(27)

Sub-total		(89,842)		28,663		(460)		(61,639)
Less tax effect (note)		—		16,951		—		16,951

Total	~~W~~	(89,842)					~~W~~	(44,688)

(note)	Represents adjustments to reflect the tax effect of temporary differences directly charged or credited to unrealized gains (losses) on valuation of long-term investment securities, which are capital adjustment items, in accordance with SKAS No. 16, “Income Taxes”, which is effective January 1, 2005.

4.	EQUITY SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD OF ACCOUNTING
Equity securities accounted for using the equity method of accounting as of March 31, 2006 and December 31, 2005 are as follows (in millions of Korean won) :

	March 31, 2006							Carrying Amount
		Ownership
	Number	Percentage	Acquisition		Net Asset			March		December
	of shares	(%)	Cost		Value			31, 2006		31, 2005
Pantech Co., Ltd.	25,570,306	22.7	~~W~~	26,309	~~W~~	56,345	(note a)	~~W~~	57,127	~~W~~	55,634
SK Capital Co., Ltd.	10,000,000	100.0		50,000		37,506			37,506		37,501
SK Communications Co., Ltd.	7,844,454	86.5		175,441		145,783			165,709		158,170
SK Telink Co., Ltd.	943,997	90.8		5,296		75,063			75,063		70,863
SK C&C Co., Ltd.	300,000	30.0		19,071		254,939			259,708		198,251
SK Wyverns Baseball Club Co., Ltd.	199,997	100.0		1,000		—			—		—
STIC Ventures Co., Ltd.	1,600,000	21.9		8,000		8,379			8,379		8,308
Paxnet Co., Ltd.	5,590,452	67.1		26,563		10,512			28,481		27,372
Global Credit & information Co., Ltd.	300,000	50.0		2,410		2,648			3,266		3,276
TU Media Corp.	12,922,266	29.6		64,611		24,947			25,888		32,393
Aircross Co., Ltd.	600,000	38.1		300		966			966		970
Widerthan Co., Ltd.	2,000,000	10.1		1,000		11,503	(note b)		11,503		12,827
IHQ, Inc.	8,000,000	21.6		14,440		8,422	(note c)		14,295		13,935
Seoul Records, Inc.	9,582,321	60.0		27,874		23,778			27,244		27,242
Harex Info Tech, Inc.	225,000	21.2		3,375		1,128			2,530		2,568
SK Mobile	—	42.5		10,322		7,130	(note d)		10,322		—
SLD Telecom PTE. Ltd.	180,476,700	73.3		191,273		138,203			138,604		55,358
Skytel Co., Ltd.	1,756,400	28.6		2,159		5,180			5,180		4,872
SK China Company Ltd.	28,160	20.7		3,195		1,571			485		483
SK Telecom China Co., Ltd.	6,150,000	100.0		7,340		6,889			6,889		6,927
ULand Company Limited	14,100,100	70.1		17,511		7,278			11,973		12,564
SK Telecom USA Holdings, Inc.	1,000	100.0		161,494		127,333	(note e)		127,333		103,751
SK Telecom International, Inc.	1,099	100.0		17,467		24,819			24,819		25,957
SK USA, Inc.	49	49.0		3,184		3,352			3,352		3,353
Centurion IT Investment Association		37.5		3,000		3,076			3,076		3,635
1st Music Investment Fund of SK-PVC		69.3		6,925		6,995			6,995		6,990
2nd Music Investment Fund of SK-PVC		79.3		7,925		7,966			7,966		7,966
SK-KTB Music Investment Fund		74.3		14,850		14,995			14,995		14,999
IMM Cinema Fund		48.4		12,000		11,884			11,884		11,884
SKT-HP Ventures, LLC		50.0		6,415		5,290			5,290		5,272
Other investments in affiliates				13,083			(note f)		12,583		12,583

Total			~~W~~	903,833				~~W~~	1,109,411	~~W~~	925,904

(note a)	60% equity interest in SKY Teletech Co., Ltd. (formerly SK Teletech Co., Ltd.) of which carrying amount was ~~W~~115,478 million were sold to Curitel Communications, Inc. and the Company recorded a gain of ~~W~~175,488 million during the 3rd quarter of 2005. SKY Teletech Co., Ltd. was merged into Pantech Co., Ltd. during the 4th quarter of 2005 and the Company’s ownership interest decreased from 29.1% to 22.7%. In addition, the difference between the Company’s portion of the merged company’s equity and the carrying amount at the date of merger of ~~W~~269 million was recorded as a loss on disposal of investment assets.

(note b)	Effective January 1, 2005, the investment in common stock of WiderThan Co., Ltd. was reclassified to equity securities accounted for using the equity method. Although the Company’s ownership in WiderThan Co., Ltd. is less than 20%, the Company exercises significant influences on the selection of directors and the investee has significant transactions with the Company.

(note c)	In February 2005, the Company acquired 8,000,000 shares of IHQ, Inc., an entertainment management company, for ~~W~~1,805 per share with an option to purchase an additional 5,000,000 shares at the previously agreed upon price during the period from March 15, 2006 to April 30, 2006, in order to secure high-quality content for the Company’s wireless internet services (See Note 24).

(note d)	In March 2006, the Company acquired 42.5% interests of common stock of SK Mobile from Pantech Co., Ltd. and others.

(note e)	In 2005, the Company incorporated SK Telecom USA Holdings, Inc. with an investment of US$122 million in order to invest in and manage Helio, Inc., a joint venture company in the Untied States of America, which was established in order to provide wireless telecommunication services in the United States of America. In addition, the Company invested an additional US$39.5 million in SK USA Holdings, Inc. during the 1st quarter of 2006 (See Note 23).

(note f)	As allowed under Korean GAAP, investments in equity securities of SK Telecom Europe Limited and certain others were not accounted for using the equity method of accounting, as changes in the Company’s portion of shareholders’ equity of such investees were not expected to be material.

Details of the changes in investments in affiliates accounted for using the equity method for the three months ended March 31, 2006 and 2005 are as follows (in millions of Korean won) :

						For the three months ended March 31, 2006
								Equity in
						Equity in		capital surplus				Other
		Beginning				earnings		and capital		Dividend		increase		Ending
		balance		Acquisition		(losses)		adjustments		received		(decrease)		balance
Pantech Co., Ltd.	(note a)	~~W~~	55,634	~~W~~	—	~~W~~	1,577	~~W~~	(84)	~~W~~	—	~~W~~	—	~~W~~	57,127
SK Capital Co., Ltd.	(note b)		37,501		—		5		—		—		—		37,506
SK Communications Co., Ltd	(note a)		158,170		—		5,678		1,861		—		—		165,709
SK Telink Co., Ltd.	(note a)		70,863		—		4,163		37		—		—		75,063
SK C&C Co., Ltd.	(notes a and c)		198,251		—		3,676		58,771		(990)		—		259,708
SK Wyverns Baseball Club Co., Ltd.	(note b)		—		—		—		—		—		—		—
STIC Ventures Co., Ltd.	(note b)		8,308		—		71		—		—		—		8,379
Paxnet Co., Ltd.	(note a)		27,372		—		1,109		—		—		—		28,481
Global Credit & information Co., Ltd.	(note b)		3,276		—		(10)		—		—		—		3,266
TU Media Corp.	(note a)		32,393		—		(6,505)		—		—		—		25,888
Aircross Co., Ltd.	(note b)		970		—		(4)		—		—		—		966
WiderThan Co., Ltd.	(notes b and d)		12,827		—		(500)		(54)		—		(770)		11,503
IHQ, Inc.	(notes a and d)		13,935		—		(166)		353		—		173		14,295
Seoul Records, Inc.	(note a)		27,242		—		2		—		—		—		27,244
Harex Info Tech, Inc.	(note b)		2,568		—		(38)		—		—		—		2,530
SK Mobile	(note e)		—		10,322		—		—		—		—		10,322
SLD Telecom PTE Ltd.	(note a)		55,358		97,286		(3,633)		(10,407)		—		—		138,604
Skytel Co., Ltd.	(note b)		4,872		—		111		197		—		—		5,180
SK China Company Ltd.	(note b)		483		—		2		—		—		—		485
SK Telecom China Co., Ltd.	(note b)		6,927		—		(290)		252		—		—		6,889
ULand Company Limited.	(note a)		12,564		—		(1,796)		1,205		—		—		11,973
SK Telecom USA Holdings, inc.	(note a)		103,751		38,280		(10,356)		(4,342)		—		—		127,333
SK Telecom International, Inc.	(note a)		25,957		—		(211)		(927)		—		—		24,819
SK USA, Inc.	(note b)		3,353		—		(75)		74		—		—		3,352
Centurion IT investment Association	(note b)		3,635		—		(615)		56		—		—		3,076
1st Music Investment Fund of SK-PVC	(note b)		6,990		—		5		—		—		—		6,995
2nd Music Investment Fund of SK-PVC	(note b)		7,966		—		—		—		—		—		7,966
SK-KTB Music Investment Fund	(note b)		14,999		—		(4)		—		—		—		14,995
IMM Cinema Fund	(note b)		11,884		—		—		—		—		—		11,884
SKT-HP Ventures, LLC	(note b)		5,272		—		18		—		—		—		5,290

		~~W~~	913,321	~~W~~	145,888	~~W~~	(7,786)	~~W~~	46,992	~~W~~	(990)	~~W~~	(597)	~~W~~	1,096,828

(note a)	Investments were recorded using the equity method of accounting based on unaudited and unreviewed financial statements as of and for the three months ended March 31, 2006 In order to verify the reliability of such unaudited and unreviewed financial statements, the Company has performed the following procedures and found no significant errors :

	i)	obtained the signature from the chief executive officer of the equity method investee asserting that the unaudited and unreviewed financial statements are accurate

	ii)	checked whether the major transactions identified by the Company, including public disclosures, were appropriately reflected in the unaudited and unreviewed financial statements

	iii)	performed an analytical review on the unaudited and unreviewed financial statements

(note b)	Investments in equity securities are carried using the equity method of accounting based on the financial statements as of December 31, 2005 as information as of March 31, 2006 was not available and the change in the Company’s portion of shareholders’ equity of the investee for the three months ended March 31, 2006 was immaterial.

(note c)	The Company received dividends from SK C&C Co., Ltd. and the corresponding amount was deducted from the carrying amount of equity method securities.

(note d)	Other increase (decrease) in investments in equity securities of WiderThan Co., Ltd. and IHQ, Inc. represent gains (losses) on disposal of investments in equity securities, which have resulted from the dilution of the Company’s ownership as a result of investees’ sale of their unissued shares to third parites.

(note e)	As the acquisition of investments in SK Mobile’s common stock was assumed to have occurred on March 31, 2006, no change in such investments is recorded for the three months ended March 31, 2006.

		For the three months ended March 31, 2005
								Equity in
							Equity in	capital surplus				Other
		Beginning					earnings	and capital				increase		Ending
		balance		Acquisition			(losses)	adjustments		Dividend received		(decrease)		balance
SK Teletech Co., Ltd.		~~W~~	190,896	~~W~~	—	~~W~~	(9,666)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	181,230
SK Capital Co., Ltd.	(note a)		34,891		—		—		—		—		—		34,891
SK Communications Co., Ltd			143,096		—		(1,274)		(1,440)		—		—		140,382
SK Telink Co., Ltd.			56,182		—		2,876		27		—		—		59,085
SK C&C Co., Ltd.			201,353		—		2,582		14,118		(600)		—		217,453
SK Wyverns Baseball Club Co., Ltd.	(notes a and b)		—		—		(3,904)		—		—		—		—
STIC Ventures Co., Ltd.	(note a)		7,321		—		(285)		441		—		—		7,477
Paxnet Co., Ltd.			25,244		—		516		—		—		—		25,760
Global Credit & information Co., Ltd.	(note a)		3,054		—		—		—		—		—		3,054
TU Media Corp.			34,607		—		(2,485)		—		—		—		32,122
Aircross Co., Ltd.	(note a)		944		—		(4)		—		—		—		940
IHQ, Inc.	(note d)		—		14,440		—		—		—		—		14,440
SLD Telecom PTE Ltd.			59,804		—		(1,701)		(1,616)		—		—		56,487
Skytel Co., Ltd.	(note a)		3,633		—		88		(8)		—		—		3,713
SK China Company Ltd.	(note a)		803		—		35		(8)		—		—		830
SK Telecom China Co., Ltd.	(note a)		9,212		—		179		(179)		—		—		9,212
SK Telecom USA Holdings, inc.	(note d)		—		83,438		—		—		—		—		83,438
SK Telecom International, Inc.	(note a)		21,995		—		(49)		4		—		—		21,950
SK USA, Inc.	(notes a and c)		3,184		—		169		(297)		—		—		3,056
Centurion IT investment Association	(note a)		3,205		—		(277)		—		—		—		2,928
SKT-QC Wireless Development Fund	(note a)		5,145		—		2		—		—		—		5,147
SKT-HP Ventures, LLC	(note a)		5,284		—		—		(3)		—		—		5,281

		~~W~~	809,853	~~W~~	97,878	~~W~~	(13,198)	~~W~~	11,039	~~W~~	(600)	~~W~~	—	~~W~~	908,876

(note a)	Investments in equity securities are carried using the equity method of accounting based on the financial statements as of December 31, 2004, as information as of March 31, 2005 was not available and the change of the Company’s portion of shareholders’ equity of the investee for the three months ended March 31, 2005 was not material.

(note b)	Additional losses of ~~W~~3,904 million was provided for the three months ended March 31, 2005 in accordance with SKAS No.15, which requires the Company to provide additional allowance for doubtful accounts related to the long-term loans to SK Wyverns Baseball Club Co., Ltd. at the same amount.

(note c)	As the Company’s portion of the investee’s shareholders’ equity for the three months ended March 31, 2005 was material, investments in equity securities of SK USA, Inc. were accounted for using the equity method of accounting, effective January 1, 2005.

(note d)	As the acquisitions of investments in common stock of SK Telecom USA Holdings, Inc. and IHQ, Inc. were assumed to be on March 31, 2005, there is no change in such investments to be reported for the three months ended March 31, 2005.

Details of changes in the differences between the acquisition cost and net asset value of equity method investees at the acquisition date for the three months ended March 31, 2006 and 2005 are as follows (in millions of Korean won) :

	For the three months ended March 31, 2006
	Beginning		Increase/				Ending
	balance		(Decrease)		Amortization		balance
Pantech Co., Ltd.	~~W~~	793	~~W~~	—	~~W~~	(11)	~~W~~	782
SK Communications Co., Ltd.		23,814		—		(350)		23,464
SK C&C Co., Ltd.		4,870		—		(101)		4,769
Paxnet Co., Ltd.		18,237		—		(268)		17,969
Global Credit & information Co., Ltd.		628		—		(10)		618
TU Media Corp.		993		—		(52)		941
IHQ, Inc.		6,267		(27)		(367)		5,873
Seoul Records, Inc.		3,670		—		(204)		3,466
Harex Info Tech, Inc.		1,402		—		—		1,402
SK Mobile		—		3,192		—		3,192
SLD Telecom PTE Ltd.		406		—		(5)		401
ULand Company Limited		3,628		1,132		(65)		4,695

Total	~~W~~	64,708	~~W~~	4,297	~~W~~	(1,433)	~~W~~	67,572

	For the three months ended March 31, 2005
	Beginning						Ending
	balance		Increase		Amortization		balance
Pantech Co., Ltd.	~~W~~	3,287	~~W~~	—	~~W~~	(43)	~~W~~	3,244
SK Communications Co., Ltd.		24,622		—		(108)		24,514
SK C&C Co., Ltd.		5,276		—		(102)		5,174
Paxnet Co., Ltd.		19,310		—		(268)		19,042
Global Credit & information Co., Ltd.		670		—		—		670
IHQ, Inc.		—		7,401		—		7,401
SLD Telecom PTE. Ltd.		428		—		(6)		422

Total	~~W~~	53,593	~~W~~	7,401	~~W~~	(527)	~~W~~	60,467

Details of changes in unrealized intercompany gains incurred from sales of assets for the three months ended March 31, 2006 and 2005 are as follows (in millions of Korean won) :

	For the three months ended March 31, 2006
	Beginning						Ending
	balance		Increase		Decrease		balance
SK Communications Co., Ltd.	~~W~~	4,016	~~W~~	—	~~W~~	(478)	~~W~~	3,538
SK China Company Ltd.		1,086		—		—		1,086

Total	~~W~~	5,102	~~W~~	—	~~W~~	(478)	~~W~~	4,624

	For the three months ended March 31, 2005
	Beginning						Ending
	balance		Increase		Decrease		balance

SK China Company Ltd.	~~W~~	1,206	~~W~~	—	~~W~~	(120)	~~W~~	1,086

Details of market price of the equity securities accounted for using the equity method as of March 31, 2006 are as follows (in millions of Korean won, except for market price per share) :

	Market price
	per share		Shares owned by
	(in Korean won)		the Company	Market price
Pantech Co., Ltd.	~~W~~	6,790	25,570,306	~~W~~	173,622
WiderThan Co., Ltd.		12,901	2,000,000		25,802
IHQ, Inc.		9,050	8,000,000		72,400
Seoul Records, Inc.		4,955	9,582,321		47,480
The condensed financial information of the investees as of and for the three months ended March 31, 2006 are as follows (in millions of Korean won) :

	Total		Total				Net
	Assets		Liabilities		Revenue		Income (loss)
Pantech Co., Ltd.	~~W~~	978,875	~~W~~	732,294	~~W~~	387,619	~~W~~	6,241
SK Communications Co., Ltd.		230,192		55,439		39,207		8,891
SK Telink Co., Ltd.		134,320		51,960		45,366		5,964
SK C&C Co., Ltd.		1,466,207		616,408		166,032		12,707
Paxnet Co., Ltd.		21,058		4,808		9,084		2,052
TU Media Corp.		394,959		310,624		16,440		(21,643)
IHQ, Inc.		68,480		27,593		11,429		(757)
Seoul Records, Inc.		45,504		5,874		5,376		367
SLD Telecom PTE Ltd.		199,961		11,467		—		(3,853)
ULand Company Limited		12,114		1,739		1,504		(1,963)
SK Telecom USA Holdings, Inc.		167,415		40,081		—		(9,731)
SK Telecom International, Inc.		26,115		1,296		2,741		291
5.	LOANS TO EMPLOYEES

Short-term and long-term loans to employees as of March 31, 2006 and December 31, 2005 are as follows (in millions of Korean won) :

	March 31, 2006						December 31,
	Short-term		Long-term		Total		2005
Loans to employees’ stock ownership association	~~W~~	2,849	~~W~~	9,127	~~W~~	11,976	~~W~~	14,586
Loans to employees for housing and other		91		306		397		433

Total	~~W~~	2,940	~~W~~	9,433	~~W~~	12,373	~~W~~	15,019

6.	PROPERTY AND EQUIPMENT

Property and equipment as of March 31, 2006 and December 31, 2005 are as follows (in millions of Korean won) :

	Useful lives
	(years)	March 31, 2006		December 31, 2005
Land	—	~~W~~	461,194	~~W~~	461,513
Buildings and structures	30, 15		1,478,095		1,477,838
Machinery	6		10,358,231		10,376,529
Vehicles	4		20,655		20,442
Other	4		821,869		807,534
Construction in progress	—		311,967		264,309

			13,452,011		13,408,165
Less accumulated depreciation			(9,052,841)		(8,812,282)

Property and equipment, net		~~W~~	4,399,170	~~W~~	4,595,883

The standard value of land declared by the government as of March 31, 2006 and December 31, 2005 are ~~W~~ 412,811 million and ~~W~~ 412,829 million, respectively.
Details of change in property and equipment for the three months ended March 31, 2006 and 2005 are as follows (in millions of Korean won) :

	For the three months ended March 31, 2006
	Beginning										Ending
	balance		Acquisition		Disposal		Transfer		Depreciation		balance
Land	~~W~~	461,513	~~W~~	—	~~W~~	(319)	~~W~~	—	~~W~~	—	~~W~~	461,194
Buildings and structures		1,145,497		348		(132)		105		(13,841)		1,131,977
Machinery		2,429,564		120		(413)		10,964		(243,660)		2,196,575
Vehicles		2,786		520		(71)		—		(402)		2,833
Other		292,214		59,059		(489)		(37,409)		(18,751)		294,624
Construction in progress		264,309		26,059		—		21,599		—		311,967

Total	~~W~~	4,595,883	~~W~~	86,106	~~W~~	(1,424)	~~W~~	(4,741)	~~W~~	(276,654)	~~W~~	4,399,170

	For the three months ended March 31, 2005
	Beginning										Ending
	balance		Acquisition		Disposal		Transfer		Depreciation		balance
Land	~~W~~	463,656	~~W~~	649	~~W~~	(54)	~~W~~	237	~~W~~	—	~~W~~	464,488
Buildings and structures		1,163,069		3,436		(219)		155		(13,558)		1,152,884
Machinery		2,585,118		484		(900)		12,704		(255,859)		2,341,547
Vehicles		4,030		62		—		—		(489)		3,603
Other		251,377		42,990		(1,020)		(15,700)		(18,622)		259,025
Construction in progress		138,003		45,670		—		2,882		—		186,554

Total	~~W~~	4,605,253	~~W~~	93,291	~~W~~	(2,193)	~~W~~	278	~~W~~	(288,528)	~~W~~	4,408,101

7.	INTANGIBLE ASSETS

Intangible assets as of March 31, 2006 and December 31, 2005 are as follows (in millions of Korean won) :

	March 31, 2006						December 31, 2005
	Acquisition		Accumulated		Carrying		Acquisition		Accumulated		Carrying
	cost		amortization		amounts		cost		amortization		amounts
Goodwill	~~W~~	2,335,532	~~W~~	(546,813)	~~W~~	1,788,719	~~W~~	2,335,532	~~W~~	(514,648)	~~W~~	1,820,884
Frequency use rights		1,384,433		(224,243)		1,160,190		1,384,433		(200,141)		1,184,292
Software development costs		221,913		(168,610)		53,303		221,913		(160,657)		61,256
Computer software		495,995		(228,774)		267,221		489,807		(210,050)		279,757
Other		104,475		(65,103)		39,372		103,974		(63,616)		40,358

	~~W~~	4,542,348	~~W~~	(1,233,543)	~~W~~	3,308,805	~~W~~	4,535,659	~~W~~	(1,149,112)	~~W~~	3,386,547

Details of changes in intangible assets for the three months ended March 31, 2006 and 2005 are as follows (in millions of Korean won) :

	For the three months ended March 31, 2006
	Beginning										Ending
	balance		Increase		Decrease		Transfer		Amortization		balance
Goodwill	~~W~~	1,820,884	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(32,165)	~~W~~	1,788,719
Frequency use rights		1,184,292		—		—		—		(24,102)		1,160,190
Software development costs		61,256		—		—		—		(7,953)		53,303
Computer software		279,757		1,093		(1)		5,144		(18,772)		267,221
Other		40,358		480		(15)		49		(1,500)		39,372

	~~W~~	3,386,547	~~W~~	1,573	~~W~~	(16)	~~W~~	5,193	~~W~~	(84,492)	~~W~~	3,308,805

	For the three months ended March 31, 2005
	Beginning										Ending
	balance		Increase		Decrease		Transfer		Amortization		balance
Goodwill	~~W~~	1,949,546	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(32,165)	~~W~~	1,917,381
Frequency use rights		1,163,319		117,380		—		—		(24,102)		1,256,597
Software development costs		100,579		35		—		—		(10,650)		89,964
Computer software		190,745		1,572		—		—		(12,196)		180,121
Other		44,430		558		(80)		425		(1,941)		43,392

	~~W~~	3,448,619	~~W~~	119,545	~~W~~	(80)	~~W~~	425	~~W~~	(81,054)	~~W~~	3,487,455

The book value as of March 31, 2006 and residual useful lives of major intangible assets are as follows (in millions of Korean won) :

	Amount		Description	Residual useful lives
Goodwill	~~W~~	1,788,719	Goodwill related to acquisition of Shinsegi Telecomm, Inc.	14 years
IMT license		1,035,945	Frequency use rights relating to W-CDMA Service	(note a)
WiBro license		117,000	WiBro Service	(note b)
DMB license		7,245	DMB Service	10 years and 3 months

(note a)	Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life (13 years) of the IMT license which expires in December 2016.

(note b)	The Company purchased the WiBro license from MIC on March 20, 2005. The license period is seven years from that date. Amortization of the WiBro license will be on a straight line basis over the remaining useful life from the commencement date of the Company’s commercial WiBro services.
8.	BONDS PAYABLE

Bonds payable as of March 31, 2006 and December 31, 2005 are as follows (in millions of Korean won and thousands of U.S. dollars) :

		Annual
		interest	March 31,		December 31,
	Maturity year	rate (%)	2006		2005
Domestic general bonds	2006	5.0 - 6.0	~~W~~	800,000	~~W~~	800,000
”	2007	5.0 - 6.0		700,000		700,000
”	2008	5.0		300,000		300,000
”	2009	5.0		300,000		300,000
”	2010	4.0		200,000		200,000
”	2011	3.0		200,000		200,000
Dollar denominated bonds (US $300,000)	2011	4.25		292,770		303,900
Convertible bonds (US $329,450)	2009	—		385,885		385,885

Total				3,178,655		3,189,785
Less discounts on bonds				(35,747)		(40,016)
Less conversion right adjustments				(60,929)		(65,219)
Add long-term accrued interest				24,808		24,808

Net				3,106,787		3,109,358
Less portion due within one year				(796,784)		(795,150)

Long-term portion			~~W~~	2,310,003	~~W~~	2,314,208

All of the above bonds will be paid in full at maturity.

On May 27, 2004, the Company issued zero coupon convertible bonds with a maturity of five years in the principal amount of US $329,450,000 for US $324,923,469, with an initial conversion price of ~~W~~ 235,625 per share of the Company’s common stock which was greater than market value at the date of issuance. Subsequently, the initial conversion price was changed to ~~W~~ 218,098 per share in accordance with antidilution protection. The Company may redeem their principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during a predetermined period. On the other hand, the bond holders may redeem their notes at 103.81% of the principal amount on May 27, 2007 (3 years from the issuance date). The conversion right may be exercised during the period from July 7, 2004 to May 13, 2009 and the number of common shares to be converted as of March 31, 2006 is 1,777,173 shares. Conversion of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock, if this 49% ownership limitation is violated due to the exercise of conversion rights. In this case, the Company will pay a bond holder a cash settlement determined at the average price of one day after a holder exercises its conversion right or the weighted average price for the following five business days. The Company intends to sell treasury shares held in trust by the Company that corresponds to the number of shares of common stock that would have been delivered in the absence of the 49% foreign shareholding restrictions. The Company entered into an agreement with Credit Suisse First Boston International to reduce the effect of fluctuation with respect to cash settlement payments that may be more or less than the proceeds from sales of treasury shares held in trust. Unless either previously redeemed or converted, the notes are redeemable at 106.43% of the principal amount at maturity.

9.	SUBSCRIPTION DEPOSITS

The Company receives subscription deposits from customers of cellular services at the subscription date. The Company has no obligation to pay interest on subscription deposits but is required to return them to subscribers upon termination of the subscription contract.

Long-term subscription deposits held as of March 31, 2006 and December 31, 2005 are as follows (in millions of Korean won except deposit per subscriber amounts) :

	Deposit
Service type	per subscriber		March 31, 2006		December 31, 2005

Cellular	~~W~~	200,000	~~W~~	23,046	~~W~~	23,770

The Company offers existing and new cellular subscribers the option of obtaining credit insurance from Seoul Guarantee Insurance Company (“SGIC”) in lieu of the subscription deposits. Existing subscribers who elect this option are refunded their subscription deposits. As a result, the balance of subscription deposits has been decreasing.

10.	LEASES

The Company acquired certain computer equipment and software from SK C&C Co., Ltd. and succeeded certain capital lease agreements between SK C&C Co., Ltd. and HP Financial Service. Details of capital lease assets and liabilities acquired from SK C&C Co., Ltd. as of and for the three months ended March 31, 2006 and as of and for the year ended December 31, 2005 are as follows (in millions of Korean won) :

	March 31, 2006		December 31, 2005
Acquisition cost
Office equipment	~~W~~	16,096	~~W~~	16,919
Computer software		7,609		7,625

	~~W~~	23,705	~~W~~	24,544

Accumulated depreciation
Office equipment	~~W~~	2,740	~~W~~	744
Computer software		507		127

	~~W~~	3,247	~~W~~	871

Carrying amounts
Office equipment	~~W~~	13,357	~~W~~	16,175
Computer software		7,102		7,498

	~~W~~	20,459	~~W~~	23,673

Depreciation expenses
Office equipment	~~W~~	2,135	~~W~~	744
Computer software		381		127

	~~W~~	2,516	~~W~~	871

The Company’s minimum future lease payments as of March 31, 2006 are as follows (in millions of Korean won) :

	Annual lease payments		Interest		Principal
2006	~~W~~	10,936	~~W~~	(736)	~~W~~	10,200
2007		8,846		(352)		8,494
2008		1,734		(24)		1,710

Total	~~W~~	21,516	~~W~~	(1,112)		20,404

Less portion due within one year						(13,701)

Capital lease liabilities					~~W~~	6,703

11.	MONETARY ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The details of monetary assets and liabilities denominated in foreign currencies (except for bonds payable denominated in foreign currencies described in Note 8) as of March 31, 2006 and December 31, 2005 are as follows (in millions of Korean won, thousands of U.S. dollars, thousands of HK dollars, thousands of Japanese yen, thousands of Great Britain pounds, thousands of Singapore dollars, thousands of Swiss Franc and thousands of Euros) :

	March 31, 2006				December 31, 2005
	Foreign		Korean won		Foreign		Korean won
	currencies		equivalent		currencies		equivalent
Cash and cash equivalents	US$	2,807	~~W~~	2,740	US$	4,175	~~W~~	4,229
”		—		—	EUR	3		3
Accounts receivable — trade	US$	7,717		7,531	US$	9,390		9,512
”	EUR	248		294	EUR	248		298
”	SG$	59		36		—		—
Accounts receivable — other	US$	3,360		3,279	US$	3,364		3,408
Guarantee deposits	JPY	16,156		134	JPY	16,156		139

			~~W~~	14,014			~~W~~	17,589

Accounts payable	US$	19,175		18,712	US$	15,633		15,836
”	JPY 16,907			141	JPY	8,498		73
”	HK$	283		35	HK$	254		33
”	GBP	60		102	GBP	453		792
”	SG$	8		5	SG$	22		13
”	EUR	412		489	EUR	504		604
”		—		—	CHF	19		15

			~~W~~	19,484			~~W~~	17,366

12.	CAPITAL STOCK AND CAPITAL SURPLUS

The Company’s capital stock consists entirely of common stock with a par value of ~~W~~500. The number of authorized and issued shares as of March 31, 2006 and December 31, 2005 are as follows :

	March 31, 2006	December 31, 2005
Authorized shares	220,000,000	220,000,000
Issued shares	82,276,711	82,276,711
Outstanding shares, net of treasury stock	73,614,296	73,614,296

There is no change in capital stock and capital surplus during the three months ended March 31, 2006 and significant changes in capital stock and capital surplus for the year ended December 31, 2005 are as follows (in millions of Korean won except for share data) :

	Number of shares
	Issued	Capital stock		Capital surplus
At January 1, 2005	82,276,711	~~W~~	44,639	~~W~~	2,983,166
Deferred tax liabilities deducted from capital surplus (note a)	—		—		(18,501)
Transferred from stock option in capital adjustment (note b)	—		—		1,533

December 31, 2005 and March 31, 2006	82,276,711	~~W~~	44,639	~~W~~	2,966,198

(note a)	The tax effects of consideration for conversion rights, which resulted in temporary differences, was deducted directly from related components of stockholders’ equity, pursuant to adoption of SKAS No. 16 for the year ended December 31, 2005.

(note b)	During the year ended December 31, 2005, the exercisable period for the stock options representing 17,800 shares, of which recognized compensation costs was ~~W~~1,533 million, expired and the related stock options of ~~W~~1,533 million in capital adjustments were transferred to capital surplus in accordance with Korean GAAP (See Note 2 (o)) .
13. RETAINED EARNINGS
Retained earnings as of March 31, 2006 and December 31, 2005 are as follows (in millions of Korean won) :

	March 31, 2006		December 31, 2005
Appropriated	~~W~~	6,679,235	~~W~~	5,470,701
Unappropriated		338,871		1,799,160

	~~W~~	7,018,106	~~W~~	7,269,861

The details of appropriated retained earnings as of March 31, 2006 and December 31, 2005 are as follows (in millions of Korean won) :

	March 31, 2006		December 31, 2005
Legal reserve	~~W~~	22,320	~~W~~	22,320
Reserve for improvement of financial structure		33,000		33,000
Reserve for loss on disposal of treasury stock		477,182		477,182
Reserve for research and manpower development		880,595		822,061
Reserve for business expansion		5,266,138		4,116,138

Total	~~W~~	6,679,235	~~W~~	5,470,701

a. Legal Reserve
The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends for each accounting period until the reserve equals 50% of outstanding capital stock. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.
b. Reserve for Improvement of Financial Structure
The Financial Control Regulation for listed companies in Korea requires that at least 10% of net income (net of accumulated deficit), and an amount equal to net gain (net of related income taxes, if any) on the disposal of property and equipment be appropriated as a reserve for improvement of financial structure until the ratio of stockholders’ equity to total assets reaches 30%. The reserve for improvement of financial structure may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.
c. Reserves for Loss on Disposal of Treasury Stock and Research and Manpower Development
Reserves for loss on disposal of treasury stock and research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. These reserves will be unappropriated from appropriated retained earnings in accordance with the relevant tax laws. Such unappropriation will be included in taxable income in the year of unappropriation.
d. Reserve for Business Expansion
The reserve for business expansion is voluntary and was approved by the board of directors and shareholders.
14. TREASURY STOCK
Upon the issuances of stock dividends and new common stock and the merger with Shinsegi Telecomm, Inc. and SK IMT Co., Ltd., the Company acquired fractional shares totaling 77,970 shares for ~~W~~6,110 million through 2004. In addition, the Company acquired 8,584,445 shares of treasury stock in the market or through the trust funds for ~~W~~2,040,995 million through 2004 in order to stabilize the market price of its stock.
15. STOCK OPTIONS
On March 17, 2000, March 16, 2001 and March 8, 2002, in accordance with the approval of its stockholders or its board of directors, the Company granted stock options to its management, representing 17,800 shares at an exercise price of ~~W~~424,000 per share, 43,820 shares at an exercise price of ~~W~~211,000 per share and 65,730 shares at an exercise price of ~~W~~267,000 per share. The stock options will become exercisable after three years from the date of grant and shall be exercisable for two years from the first exercisable date. Upon exercise of stock options, the Company will issue its common stock. If the employees leave the Company within three years after the grant of stock options, such employees forfeit their unvested stock options awarded. During the year ended December 31, 2004, stock options representing 530 shares, of which total compensation cost was ~~W~~3 million, were forfeited.

The value of stock options granted is determined using the Black-Scholes option-pricing model, without considering the volatility factor in estimating the value of its stock options, as permitted under Korean GAAP. The following assumptions are used to estimate the fair value of options granted in 2000, 2001 and 2002; risk-free interest rate of 9.1% for 2000, 5.9% for 2001 and 6.2% for 2002; expected life of three years for 2000, 2001 and 2002; expected dividend of ~~W~~500 per share for 2000, 2001 and 2002. Under these assumptions, total compensation cost, the recognized compensation cost (included in labor cost) for the three months ended March 31, 2006 and 2005 and the outstanding balance of stock option in capital adjustment as of March 31, 2006 and December 31, 2005 are as follows (in millions of Korean won) :

			Recognized
			compensation cost
			for the three months				Stock option in
	Total		ended March 31,				capital adjustment
	Compensation						March 31,		December 31,
Grant date	Cost		2006		2005		2006		2005
March 17, 2000 (note)	~~W~~	1,533	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
March 16, 2001		234		—		—		234		234
March 8, 2002		3,246		—		180		3,246		3,246

	~~W~~	5,013	~~W~~	—	~~W~~	180	~~W~~	3,480	~~W~~	3,480

(note)	During the year ended December 31, 2005, the exercisable period expired for stock options representing 17,800 shares, for which the Company had recognized compensation cost of ~~W~~1,533 million. The related capital adjustment of ~~W~~1,533 million was transferred to capital surplus.
The pro forma net income and net income per common share, if the Company had not excluded the volatility factor (expected volatility of 66.8% for options granted in 2000, 67.5% for options granted in 2001 and 63.0% for options granted in 2002) in estimating the value of its stock options, for three months ended March 31, 2006, 2005 and 2004 are as follows :

	For the three months ended March 31,
	2006		2005		2004
Pro forma ordinary income (in millions of Korean won)	~~W~~	478,318	~~W~~	546,906	~~W~~	669,634
Pro forma ordinary income per common share (in Korean won)		4,580		5,001		6,138
Pro forma net income (in millions of Korean won)		337,160		368,120		451,877
Pro forma net income per common share (in Korean won)		4,580		5,001		6,138

16. INCOME TAXES
a. Details of income tax expense
Income tax expense for the three months ended March 31, 2006 and 2005 consist of the following (in millions of Korean won) :

	2006		2005
Current	~~W~~	174,026	~~W~~	161,828
Changes in net deferred tax liabilities (note a)		(32,868)		16,959

Income tax expenses	~~W~~	141,158	~~W~~	178,787

(note a)	Changes in net deferred tax liabilities for the three months ended March 31, 2006 and 2005 are as follows (in millions of Korean won) :

	2006		2005
Ending balance of net deferred tax liabilities	~~W~~	358,773	~~W~~	362,977
Beginning balance of net deferred tax liabilities		(348,563)		(323,096)
Adjustment to the beginning net deferred income tax liabilities based on tax return filed		4,424		8,536
Tax effect of temporary differences charged or credited directly to related components of stockholders’ equity		(47,502)		(31,458)

	~~W~~	(32,868)	~~W~~	16,959

b. Reconciling items between accounting income and taxable income
Reconciling items between accounting income and taxable income for the three months ended March 31, 2006 and 2005 are as follows (in millions of Korean won) :

	2006		2005
(Temporary Differences)
Additions :
Allowance for doubtful accounts	~~W~~	150,398	~~W~~	78,864
Accrued interest income – prior period		3,931		4,423
Reserves for research and manpower development		47,000		32,867
Reserves for loss on disposal of treasury stock		59,225		—
Equity in losses of affiliates		8,383		19,644
Accrued expenses		15,300		1,516
Depreciation		14,788		4,401
Loss on impairment of other assets		5,233		11,930
Loss on valuation of derivative instruments		5,297		394
Accrued severance indemnities		20,929		7,451
Deposits for severance indemnities		148,610		2,696
Consideration of conversion right		4,289		4,063
Other		27,582		17,718

Sub-total		510,965		185,967

Deductions:
Reserves for research and manpower development		(47,500)		(32,500)
Allowance for doubtful accounts – prior period		(124,184)		(59,612)
Depreciation – prior period		(4,919)		(19,698)
Accrued interest income		(2,083)		(4,614)
Accrued expenses – prior period		(19,555)		(6,525)
Equity in earnings of affiliates		—		(6,446)
Accrued severance indemnities		(148,610)		(2,696)
Deposits for severance indemnities		(8,837)		(7,451)
Loss on impairment of other assets – prior period		(5,109)		(14,156)
Other		(176,018)		(59,215)

Sub-total		(536,815)		(212,913)

Total Temporary Differences		(25,850)		(26,946)

(Permanent Differences)		209,919		80,511

Total	~~W~~	184,069	~~W~~	53,565

c. Change in cumulative temporary differences and deferred tax assets (liabilities)
Changes in cumulative temporary differences for the three months ended March 31, 2006 and 2005 and deferred tax assets (liabilities) as of March 31, 2006 and 2005 are as follows (in millions of Korean won) :
For the three months ended March 31, 2006

	January 1,		Increase		Decrease		March 31,
Description	2006		(note a)		(note a)		2006
Current :
Allowance for doubtful accounts	~~W~~	122,561	~~W~~	152,021	~~W~~	124,184	~~W~~	150,398
Accrued interest income		(3,931)		(983)		(3,931)		(983)
Other		251,515		4,686		22,184		234,017

Total		370,145		155,724		142,437		383,432
Temporary differences unlikely to be realized		(147,774)		—		(19,220)		(128,554)

Total current cumulative temporary differences-net	~~W~~	222,371	~~W~~	155,724	~~W~~	123,217	~~W~~	254,878

Current deferred tax assets-net (note b)	~~W~~	61,152					~~W~~	70,091

Non-current :
Property and equipment	~~W~~	(196,446)	~~W~~	13,984	~~W~~	(9,696)	~~W~~	(172,766)
Loss on impairment of long-term investment securities		108,145		—		—		108,145
Loss on impairment of other long-term assets		7,461		2,881		5,109		5,233
Reserves for research and manpower development		(768,000)		(47,500)		(47,000)		(768,500)
Reserves for loss on disposal of treasury stock		(474,081)		—		(59,225)		(414,856)
Equity in losses (earnings) of affiliates		5,380		(1,265)		5,380		(1,265)
Equity in capital adjustment of affiliates		(109,468)		(45,907)		—		(155,375)
Unrealized loss on valuation of long-term investment securities		58,116		1,847		122,981		(63,018)
Accrued severance indemnities		148,465		21,074		148,610		20,929
Deposits for severance indemnities		(148,465)		(8,982)		(148,610)		(8,837)
Loss on valuation of derivative instruments		13,244		5,297		—		18,541
Loss on valuation of derivative instruments -capital adjustment		19,554		6,471		—		26,025
Considerations for conversion right		(67,279)		—		—		(67,279)
Other		(21,052)		26,279		(1,099)		6,326

Total		(1,424,426)		(25,821)		16,450		(1,466,697)
Temporary differences unlikely to be realized		(65,447)		(27,362)		—		(92,809)

Total non-current cumulative temporary differences-net	~~W~~	(1,489,873)	~~W~~	(53,183)	~~W~~	16,450	~~W~~	(1,559,506)

Total non-current deferred tax liabilities-net (note b)	~~W~~	(409,715)					~~W~~	(428,864)

(note a)	These changes include adjustment to reflect the change in accumulated temporary differences based on the prior year tax return.

(note b)	The tax rate used in measuring deferred tax assets and liabilities is 27.5%.

For the three months ended March 31, 2005

	January 1,		Increase		Decrease		March 31,
Description	2005		(note b)		(note b)		2005
Current :
Allowance for doubtful accounts	~~W~~	59,622	~~W~~	78,854	~~W~~	59,612	~~W~~	78,864
Accrued interest income		(7,796)		(1,241)		(4,423)		(4,614)
Other		235,000		843		11,673		224,170

Total		286,826		78,456		66,862		298,420
Temporary differences unlikely to be realized (note a)		(128,555)		—		—		(128,555)

Total current cumulative temporary differences-net	~~W~~	158,271	~~W~~	78,456	~~W~~	66,862	~~W~~	169,865

Current deferred tax assets-net (note c)	~~W~~	43,525					~~W~~	46,713

Non-current :
Property and equipment		(127,822)		(16,264)		2,175		(146,261)
Loss on impairment of long-term investment securities		106,752		(400)		—		106,352
Loss on impairment of other long-term assets		21,070		11,930		14,156		18,844
Reserves for research and manpower development		(709,467)		(32,500)		(32,867)		(709,100)
Reserves for loss on disposal of treasury stock		(474,081)		—		—		(474,081)
Equity in (earnings) losses of affiliates		(89,441)		—		(13,198)		(76,243)
Equity in capital adjustment of affiliates		—		(135,183)		—		(135,183)
Unrealized loss on valuation of long-term investment securities		—		61,639		—		61,639
Accrued severance indemnities		139,524		4,064		2,696		140,892
Deposits for severance indemnities		(139,524)		(4,064)		(2,696)		(140,892)
Loss on valuation of derivative instruments		15,789		395		—		16,184
Loss on valuation of derivative instruments-capital adjustment		—		49,452		7,422		42,030
Considerations for conversion right		—		(67,279)		—		(67,279)
Other		(75,966)		117,148		66,780		(25,598)

Total		(1,333,166)		(11,062)		44,468		(1,388,696)
Temporary differences unlikely to be realized (note a)		—		(101,086)		—		(101,086)

Total non-current cumulative temporary differences-net	~~W~~	(1,333,166)	~~W~~	(112,148)	~~W~~	44,468	~~W~~	(1,489,782)

Total non-current deferred tax liabilities-net (note c)	~~W~~	(366,621)					~~W~~	(409,690)

(note a)	Through 2004, the tax effects of temporary differences, which are unlikely to be realized, and temporary differences directly adjusted to capital surplus or capital adjustments, such as net unrealized loss on valuation of long-term investment securities, were excluded in determining the net deferred tax assets or liabilities. However, effective January 1, 2005, pursuant to adoption of SKAS No. 16, “Income Taxes”, temporary differences are presented on a gross basis, including temporary differences which are unlikely to be realized. In addition, tax effects of temporary differences related to adjustments made directly to capital surplus or capital adjustments are included in determining the net deferred tax assets or liabilities.

(note b)	These changes include adjustment to reflect the change in accumulated temporary differences based on the prior year tax return.

(note c)	The tax rate used in measuring deferred tax assets and liabilities is 27.5%.

Deferred tax assets and liabilities before offsetting each other are as follows (in millions of Korean won) :

	March 31, 2006		December 31, 2005
Deferred tax assets	~~W~~	158,048	~~W~~	192,044
Deferred tax liabilities		(516,821)		(540,607)

Deferred tax assets (liabilities), net	~~W~~	(358,773)	~~W~~	(348,563)

Current, net	~~W~~	70,091	~~W~~	61,152
Non-current, net	~~W~~	(428,864)	~~W~~	(409,715)

d. Deferred tax assets (liabilities) added to (deducted from) capital surplus or capital adjustments
Deferred tax assets (liabilities) added to (deducted from) capital surplus or capital adjustments as of March 31, 2006 and December 31, 2005 are as follows (in millions of Korean won) :

	March 31, 2006		December 31, 2005
Considerations for conversion right	~~W~~	(18,502)	~~W~~	(18,502)
Unrealized loss on valuation of long-term investment securities		(17,330)		15,982
Equity in capital adjustment of affiliates, net		(48,319)		(32,349)
Loss on valuation of currency swap		7,157		5,377

Total	~~W~~	(76,994)	~~W~~	(29,492)

e. Effective tax rate
Effective tax rates for the three months ended March 31, 2006 and 2005 are as follows (in millions of Korean won) :

	2006		2005
Income before income tax expenses	~~W~~	478,318	~~W~~	547,205
Income tax expenses		141,158		178,787

Effective tax rate		29.51%		32.67%

f. Income taxes payable and income tax refund receivables before offset
Income taxes payable and income tax refund receivables as of March 31, 2006 and December 31, 2005 are as follows (in millions of Korean won) :

	March 31, 2006		December 31, 2005
Prepaid income taxes	~~W~~	(1,936)	~~W~~	(312,143)
Income taxes payable		387,264		678,722

Income taxes payable-net	~~W~~	385,328	~~W~~	366,579

17. NET INCOME AND ORDINARY INCOME PER SHARE
The Company’s net income and ordinary income per share amounts for the three months ended March 31, 2006 and 2005 and for the year ended December 31, 2005 are computed as follows (in millions of Korean won, except for per share income per share) :
Net income and ordinary income per share

					For the year
	For the three months ended				ended
	March 31,		March 31,		December 31,
	2006		2005		2005
Net income and ordinary income	~~W~~	337,160	~~W~~	368,418	~~W~~	1,871,380
Weighted average number of common shares outstanding		73,614,296		73,614,296		73,614,296

Net income and ordinary income per share	~~W~~	4,580	~~W~~	5,005	~~W~~	25,421

The weighted average number of common shares outstanding for the three months ended March 31, 2006 and 2005 is calculated as follows :

	Number of	Weighted	Weighted
	shares	number of days	number of shares
For the three months ended March 31, 2006
At January 1, 2006	82,276,711	90 / 90	82,276,711
Treasury stock, at the beginning	(8,662,415)	90 / 90	(8,662,415)

Total	73,614,296		73,614,296

For the three months ended March 31, 2005
At January 1, 2005	82,276,711	90 / 90	82,276,711
Treasury stock, at the beginning	(8,662,415)	90 / 90	(8,662,415)

Total	73,614,296		73,614,296

Diluted net income and ordinary income per share amounts for the three months ended March 31, 2006 and 2005 and the year ended December 31, 2005 are computed as follows (in millions of won, except for share data) :
Diluted net income and ordinary income per share

					For the year
	For the three months ended				ended
	March 31,		March 31,		December 31,
	2006		2005		2005
Adjusted net income and ordinary income	~~W~~	340,449	~~W~~	371,533	~~W~~	1,844,435
Adjusted weighted average number of common shares outstanding		75,391,469		75,325,046		75,332,996

Diluted net income and ordinary income per share	~~W~~	4,516	~~W~~	4,932	~~W~~	25,015

Adjusted net income and ordinary income per share and the adjusted weighted average number of common shares outstanding for the three months ended March 31, 2006 and 2005 and for the year ended December 31, 2005 are calculated as follows :

					For the year
	For the three months ended				ended
	March 31,		March 31,		December 31,
	2006		2005		2005
Net income and ordinary income	~~W~~	337,160	~~W~~	368,418	~~W~~	1,871,380
Effect of stock option (note a)		—		—		—
Effect of convertible bonds (note b)		3,289		3,115		13,055

Adjusted net income and ordinary income	~~W~~	340,449	~~W~~	371,533	~~W~~	1,884,435

Weighted average number of common shares outstanding		73,614,296		73,614,296		73,614,296
Effect of stock option (note a)		—		—		—
Effect of convertible bonds (note b)		1,777,173		1,710,750		1,718,700

Adjusted weighted average number of common shares outstanding		75,391,469		75,325,046		75,332,996

(note a)	In the three months ended March 31, 2006 and 2005 and the year ended December 31, 2005, the outstanding stock options did not have a dilutive effect because the exercise price exceeded the average market price of common stock for the three months ended March 31, 2006 and 2005 and for the year ended December 31, 2005, respectively.

(note b)	The effect of convertible bonds are increase in net income related to interest expenses that would not have incurred, and increase in the weighted average number of common shares outstanding related to common shares that would have been issued, assuming that the conversion of convertible bonds was made on the beginning of the period.
18. RESTRICTED DEPOSITS
a.	At March 31, 2006, the Company has restricted guarantee deposits for its checking accounts totaling ~~W~~26 million and deposits totaling ~~W~~10,000 million from which the interest incurred is restricted for use of the public interest until August 10, 2006, the due date.

b.	The Company entered into a contract with First Data Corporation to sell the investment in common stock of KPMS Corporation, which was held by the Company and accounted for as available-for-sale securities. Certain portion of proceeds from sales of such investment totaling ~~W~~1,137 million is kept in escrow accounts in accordance with the Escrow Agreement, which is restricted for use until November 16, 2007, the final settlement date, and recorded as long-term deposits.

19. INSURANCE
At March 31, 2006, certain of the Company’s assets are insured with local insurance companies as follows (in millions of Korean won and thousands of U.S. dollars):

Insured	Risk	Carrying value		Coverage
				US$	58,115
Property and equipment	Fire and comprehensive liability	~~W~~	3,436,269	~~W~~	7,255,411

In addition, the Company carries directors and officers liability coverage insurance totaling ~~W~~50,000 million.
20. RELATED PARTY TRANSACTIONS
As of March 31, 2006 and December 31, 2005, a list of parent company and subsidiaries of the Company are as follows:
a. Holding company and subsidiaries

Type	Company
Parent company	SK Corporation
Subsidiary	SK Capital Co., Ltd.
”	SK Telink Co., Ltd.
”	SK Communications Co., Ltd.
”	SK Wyverns Baseball Club Co., Ltd.
”	Global Credit & information Co., Ltd.
”	PAXNet Co., Ltd.
”	Seoul Records, Inc.
”	SLD Telecom PTE Ltd.
”	SK Telecom China Co., Ltd.
”	U-Land Company Limited
”	SK Telecom USA Holdings, Inc.
”	SK Telecom International Inc.
”	Centurion IT Investment Association
”	The First Music Investment Fund of SK-PVC
”	The Second Music Investment Fund of SK-PVC
”	SK-KTB Music Investment Fund
”	IMM Cinema Fund

b. Transactions and balances with related companies
Significant related party transactions for the three months ended March 31, 2006 and 2005, and account balances as of March 31, 2006 and December 31, 2005 are as follows (in millions of Korean won) :
b-(1). Transactions

	For the three months ended March 31, 2006
	Purchases of property		Commissions paid		Commission
	and		and		and
	equipment		other expenses		other income
Parent Company :
SK Corporation	~~W~~	288	~~W~~	8,211	~~W~~	1,348

Subsidiaries :
SK Communications Co., Ltd.		—		7,537		378
Global Credit & information Co., Ltd.		—		10,964		292
PAXNet Co., Ltd.		—		2,526		220
SK Telink Co., Ltd.		—		2,887		4,259
Others		984		11,419		—

Equity Method Investees :
WiderThan Co., Ltd.		617		21,907		69
Helio, Inc.		—		—		4,659
SK C&C Co., Ltd.		9,830		65,328		1,783
Others		1,706		3,906		9,986

Others :
SK Engineering & Construction Co., Ltd.		—		146		629
SK Networks Co., Ltd.		1,684		99,942		2,295
Innoace Co., Ltd.		339		456		46
SK Telesys Co., Ltd.		8,606		180		756
Others		—		2,019		585

Total	~~W~~	24,054	~~W~~	237,428	~~W~~	27,305

	For the three months ended March 31, 2005
	Purchases of property		Commissions paid		Commission
	and		and		and
	equipment		other expenses		other income
Parent Company :
SK Corporation	~~W~~	211	~~W~~	8,745	~~W~~	981

Subsidiaries :
SK Communications Co., Ltd.		126		7,432		233
Global Credit & information Co., Ltd.		—		7,277		203
PAXNet Co., Ltd.		—		5,293		414
SK Telink Co., Ltd.		—		2,762		2,914
Others		—		6,616		7

Equity Method Investees :
WiderThan Co., Ltd.		1,245		21,361		6
SK C&C Co., Ltd.		3,780		68,529		1,816
Others		90		2,851		5,592

Others :
SK Engineering & Construction Co., Ltd.		1,264		99		239
SK Networks Co., Ltd.		690		96,494		2,574
Innoace Co., Ltd.		665		689		51
SK Telesys Co., Ltd.		13,681		158		54
Others		18		1,925		390

Total	~~W~~	21,770	~~W~~	230,231	~~W~~	15,474

b-(2). Account balances

	As of March 31, 2006
											Guarantee
	Accounts		Short-term		Long-term		Guarantee		Accounts		deposits
	receivable		loans		loans		deposits		payable		received
Parent Company :
SK Corporation	~~W~~	1,096	~~W~~	—	~~W~~	—	~~W~~	1,325	~~W~~	9,412	~~W~~	6,174

Subsidiaries :
SK Communications Co., Ltd.		468		—		—		—		3,290		3,681
SK Wyverns Baseball Club Co., Ltd.		117		575		4,706		—		—		—
Global Credit & information Co., Ltd.		47		—		—		—		6,055		—
PAXNet Co., Ltd.		41		—		—		—		1,014		—
SK Telink Co., Ltd.		584		—		—		—		1,209		712

Equity Method Investees :
WiderThan Co., Ltd.		47		—		—		—		6,947		3,180
SK C&C Co., Ltd.		130		—		—		—		46,993		346
Helio, Inc.		10,392		—		—		—		—		—
Others		7,124		—		—		—		8,688		—

Others :
SK Engineering & Construction Co., Ltd.		181		—		—		—		57		942
SK Networks Co., Ltd.		624		—		—		113		9,105		2,755
Innoace Co., Ltd.		—		—		—		—		2,298		2,138
SK Telesys Co., Ltd.		9		—		—		—		35,249		—
Others		251		—		—		900		1,894		—

Total	~~W~~	21,111	~~W~~	575	~~W~~	4,706	~~W~~	2,338	~~W~~	132,211	~~W~~	19,928

	As of March 31, 2005
											Guarantee
	Accounts		Short-term		Long-term		Guarantee		Accounts		deposits
	receivable		loans		loans		deposits		payable		received
Parent Company :
SK Corporation	~~W~~	1,643	~~W~~	—	~~W~~	—	~~W~~	1,307	~~W~~	6,767	~~W~~	6,174

Subsidiaries :
SK Communications Co., Ltd.		195		—		—		—		5,891		3,681
SK Wyverns Baseball Club Co., Ltd.		—		1,150		4,706		—		—		—
Global Credit & information Co., Ltd.		70		—		—		—		6,533		—
PAXNet Co., Ltd.		401		—		—		—		2,077		—
SK Telink Co., Ltd.		436		—		—		—		1,179		514
Others		527		—		—		—		24		70

Equity Method Investees :
WiderThan Co., Ltd.		4		—		—		—		17,398		—
SK C&C Co., Ltd.		91		—		—		—		174,884		346
Helio, Inc.		11,914		—		—		—		—		—
Others		6,050		—		—		—		4,154		3,062

Others :
SK Engineering & Construction Co., Ltd.		97		—		—		—		21,326		942
SK Networks Co., Ltd.		1,760		—		—		113		20,465		2,700
Innoace Co., Ltd.		—		—		—		—		6,100		2,138
SK Telesys Co., Ltd.		3		—		—		—		65,496		—
Others		223		—		—		900		7,499		—

Total	~~W~~	23,414	~~W~~	1,150	~~W~~	4,706	~~W~~	2,320	~~W~~	339,793	~~W~~	19,627

c. Compensation for the key management
The Company regards the registered directors, consisting of four standing directors and eight outside directors, as the key management as these directors have significant authority and responsibility for planning, operating, and controlling the Company’s business activities. Substantial compensation to the key management for the three months ended March 31, 2006 are as follows (in millions of Korean won):

Payee	Payroll		Severance indemnities		Total
Registered directors
(including eight outside directors)	~~W~~	2,638	~~W~~	526	~~W~~	3,164

In addition, on March 8, 2002, the Company granted stock options to its nine key management, representing 15,110 shares at an exercise price of ~~W~~267,000 per share. The stock options will fully vest after three years from the date of grant and shall be exercisable for two years upon vesting. Upon exercise of stock options, the Company will issue its common stock or deliver treasury stock. As of March 31, 2006, outstanding stock options totaled 15,110 shares and there have been no cancelled and excised stock options since the grant date.

21. PROVISION FOR MILEAGE POINTS
The Company, for its marketing purposes, grants certain mileage points (“Rainbow Points”) to its subscribers based on their usage of the Company’s services. Rainbow Points provision was provided based on the historical usage experience and the Company’s marketing policy. Such provision was recorded as accrued expenses and details of change in the provisions for such mileage points for the three months ended March 31, 2006 and 2005 are as follows (in millions of Korean won):

	March 31, 2006		March 31, 2005
	(note a)		(note a)
Beginning balance	~~W~~	52,172	~~W~~	61,596
Increase		2,160		1,340
Decrease		(2,916)		(4,255)

Ending balance	~~W~~	51,416	~~W~~	58,681

(note a)	Beginning and ending balances for the three months ended March 31, 2006 are discounted value in accordance with SKAS No. 17 and beginning and ending balances for the three months ended March 31, 2005 are stated at their nominal values.
Rainbow Points expire after 5 years so that all unused points are expired on their fifth anniversary.
The expected year when unused Rainbow Points as of March 31, 2006 are expected to be used and the respective estimated monetary amount to be paid in a given year are as follows (in millions of Korean won) :

Expected year	Estimated amount to be paid
of the usage (note b)	In nominal value (note b)		Current value (note b)
2006	~~W~~	25,895	~~W~~	24,756
2007		15,489		14,156
2008		8,250		7,209
2009		4,259		3,558
2010		2,174		1,737

Ending Balance	~~W~~	56,067	~~W~~	51,416

(note b)	The above expected year of the usage and the current value of the estimated amount to be paid are estimated based on the historical usage experience.

22. DERIVATIVE INSTRUMENTS
The Company has entered into a fixed-to-fixed cross currency swap contract with Citi Bank, BNP Paribas and Credit Suisse First Boston International to hedge the foreign currency risk of unguaranteed US dollar denominated bonds with face amounts totaling US$300,000,000 at annual fixed interest rate of 4.25% issued on April 1, 2004. As of March 31, 2006, in connection with unsettled foreign currency swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~18,868 million (excluding tax effect totaling ~~W~~7,157 million and foreign exchange translation gain arising from unguaranteed US dollar denominated bonds totaling ~~W~~51,679 million) was accounted for as a capital adjustment.
In addition, the Company has entered into a fixed-to-fixed cross currency swap contract with Credit Suisse First Boston International to hedge foreign currency risk of unguaranteed US dollar denominated convertible bonds with face amounts of US$329,450,000 issued on May 27, 2004. In connection with unsettled fixed-to-fixed cross currency swap contract to which the cash flow hedge accounting is not applied, losses on valuation of currency swap of ~~W~~5,297 million and ~~W~~394 million for the three months ended March 31, 2006 and 2005 were charged to current operations. As of March 31, 2006, fair values of above derivatives totaling ~~W~~96,246 million are recorded in long-term liabilities.
Details of derivative instruments as of March 31, 2006 are as follows (in thousands of US dollars and millions of Korean won) :

				Fair value
				Designated
		Face	Duration	as cash		Not
Type	Hedged item	Amount	of contract	flow hedge		Designated		Total
Fix-to-fixed cross currency swap	Unguaranteed US dollar denominated bonds	US$300,000	March 23, 2004 ~ April 1, 2011	~~W~~	77,704	~~W~~	—	~~W~~	77,704
Fix-to-fixed cross currency swap	Unguaranteed US dollar denominated convertible bond	US$100,000	May 27, 2004 ~ May 27, 2009		—		18,542		18,542

				~~W~~	77,704	~~W~~	18,542	~~W~~	96,246

23. SUBSTANTIAL CHANGES IN THE BUSINESS ENVIRONMENT
a. Acquisition of WiBro License
The Company, together with KT Corporation and hanarotelecom incorporated, acquired a license for WiBro, a portable internet service which is scheduled to start commercial operations in June 2006, as a result of the decision of the Committee of Information and Communication Policy dated January 20, 2005. With regard to this service, the Company paid ~~W~~117 billion and received the WiBro license from the Ministry of Information and Technology in March 2005, which was recorded as an intangible asset.

b. Establishment of Helio, Inc., a joint venture company in the U.S.A.
In accordance with the resolution of the Company’s board of directors dated January 26, 2005, the Company and EarthLink, Inc., an internet service provider in the United States of America, agreed to establish ‘Helio, Inc.’, a joint venture company, in the United States of America in February 2005 in order to provide wireless telecommunication service across the United States of America. The Company, via SK Telecom USA Holdings, Inc., its wholly-owned subsidiary in the United States of America, will invest US$220 million for a 50% equity interest in the joint venture company from 2005 through 2007. Helio, Inc. will launch cellular voice and data services extensively across the United States of America during the second quarter of 2006 by renting networks from network operators throughout the United States of America also known as partial mobile virtual network operator (MVNO) system.
c. Handset subsidies to long-term mobile subscribers
Effective March 27, 2006, the Telecommunication Law of Korea was revised to allow wireless carriers to provide handset subsidies to customers who have maintained their wireless accounts with the same carrier for 18 months or longer. The Company commenced its handset subsidy program on the effective date of the revised Telecommunication Law and included a clause in the service contract which allows the Company to change the terms of its subsidy program, including the Company’s ability to terminate the program at any time after a thirty day notice to its customers.
24. SUBSEQUENT EVENTS
(1) Request for conversion of convertible bonds and delivery of treasury stocks
At the request of bond holders, US$310,000 and US$2,000,000 of convertible bonds issued in May, 2004 were converted into 1,672 and 10,788 shares of treasury stock on April 20, 2006 and April 26, 2006, respectively, at the conversion price of ~~W~~218,098 (standard foreign currency ratio of ~~W~~1,176.50 for US$1 based on the related indenture).
(2) Resolution to acquire equity interest in IHQ, Inc.
In accordance with the resolution of the Company’s board of directors held on April 26, 2006, the Company decided to purchase additional 5,000,000 shares in IHQ, Inc.’s common stock by exercising its stock options at the exercise price of ~~W~~5,740.49 per share on June 6, 2006 in order to strengthen the Company’s communication service and platform business. As a result of this acquisition, the Company’s ownership in IHQ, Inc. increased from 21.6% to 34.9%.